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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
                                (RULE 14D--101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                    PSC INC.
                           (Name of Subject Company)

                                    PSC INC.
                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $.01 Per Share
           (including the associated Preferred Share Purchase Rights)
                         (Title of Class of Securities)

                                   69361E107
                     (CUSIP Number of Class of Securities)

                               William J. Woodard
             Vice President, Chief Financial Officer and Treasurer
                                    PSC Inc.
                                675 Basket Road
                            Webster, New York 14580
                           Telephone: (716) 265-1600
                           Facsimile: (716) 265-6409
      (Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing statement)

                                With copies to:

                            Winthrop G. Minot, Esq.
                                  Ropes & Gray
                            One International Place
                             Boston, MA 02110-2624
                           Telephone: (617) 951-7000
                           Facsimile: (617) 951-7050

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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

Item 1. Subject Company Information.

   (a) Name and Address. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is PSC Inc., a corporation formed under the laws of the State of New York (the "Company"). The address of the principal executive offices of the Company is 675 Basket Road, Webster, New York 14580. The telephone number of the principal executive offices of the Company is (716) 265-1600.

   (b) Securities. The titles of the classes of securities to which this Statement relates are (i) the common stock, par value $.01 per share, of the Company (the "Common Stock"), including the associated preferred share purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of December 30, 1997 between the Company and ChaseMellon Shareholder Services, L.L.C., as amended from time to time (the "Rights Agreement"), (ii) the Series A Convertible Preferred Stock, par value $.01 per share, of the Company (the "Series A Convertible Preferred Stock") and (iii) the outstanding warrants to purchase Common Stock (the "Warrants") (collectively, the "Securities"). As of June 5, 2000, there were outstanding 12,034,866 shares of Common Stock, 110,000 shares of Series A Convertible Preferred Stock (convertible into 1,375,000 shares of Common Stock) and Warrants exercisable for 1,155,000 shares of Common Stock. As of June 5, 2000, there were also 3,033,104 shares of Common Stock issuable upon exercise of outstanding stock options of the Company.

Item 2. Identity and Background of Filing Person.

   (a) Name and Address. The name, address and telephone number of the Company, which is the person filing this Statement, are set forth in Item 1(a) above.

   (b) Tender Offer. This Statement relates to the tender offer by Mohawk Acquisition Corp. ("Purchaser"), a corporation formed under the laws of the State of New York and a wholly owned subsidiary of Mohawk Corp. ("Parent"), a corporation formed under the laws of the State of Delaware, disclosed in a Tender Offer Statement on Schedule TO filed by the Purchaser and Parent (the "Schedule TO"), dated June 19, 2000, to purchase (i) all the outstanding shares of Common Stock (including the associated Rights) at a purchase price of $8.45 per share (the "Offer Price"), (ii) all outstanding shares of Series A Convertible Preferred Stock at a purchase price of $105.625 per share and (iii) all outstanding Warrants for an amount in cash equal to the product of the Offer Price minus the exercise price of such Warrant multiplied by the number of shares of Common Stock issuable upon exercise of such Warrant, in each case net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 19, 2000 and filed as Exhibit (a)(1) to the Schedule TO (the "Offer to Purchase"), and the related Letters of Transmittal for Common Stock, Series A Convertible Preferred Stock and Warrants, as applicable, filed as Exhibits (a)(2)-(a)(4) to the Schedule TO (which, as may be amended and supplemented from time to time, together constitute the "Offer").

   The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 5, 2000, among Parent, Purchaser and the Company (as such agreement may be amended and supplemented from time to time, the "Merger Agreement"). The Merger Agreement provides, among other things, that as soon as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, in accordance with the relevant provisions of the New York Business Corporation Law (the "NYBCL"), Purchaser will be merged with and into the Company (the "Merger"). Following the effective time (the "Effective Time") of the Merger, the separate corporate existence of Purchaser will cease, and the Company will continue as the surviving corporation (the "Surviving Corporation") and a wholly owned subsidiary of Parent.

   In connection with the Merger Agreement, certain officers and directors of the Company who beneficially own Common Stock of the Company entered into a Stockholders Agreement, dated as of June 5, 2000, with Parent and Purchaser (as such agreement may be amended from time to time, the "Stockholders Agreement").

   Copies of the Merger Agreement and the Stockholders Agreement (collectively, the "Transaction Agreements") are filed as Exhibits (d)(1) and (d)(2) to the Offer to Purchase, respectively, and are incorporated herein by reference.

   As set forth in the Schedule TO, the principal executive offices of Parent and Purchaser are located at 4341 State Street, P.O. Box 220, Skaneateles Falls, New York 13153-0220. The telephone number of the principal executive offices of Parent and Purchaser is (315) 685-4200.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

   Certain contacts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to
Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (the "Information Statement") that is attached as Annex B to this Statement and is incorporated herein by reference. Except as set forth in the response to this Item 3 or in Annex B attached hereto or as otherwise incorporated by reference herein, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (1) the Company's executive officers, directors or affiliates, or (2) Parent or Purchaser, or their respective executive officers, directors or affiliates.

   The Merger Agreement. Parent, Purchaser and the Company have entered into the Merger Agreement. A summary of the terms and conditions of the Offer and the Merger Agreement is contained in the Introduction and Sections 11 and 13 of the Offer to Purchase, which is being mailed to securityholders together with this Statement, and is incorporated herein by reference. Such summary and description is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (d)(1) to the Offer to Purchase and is incorporated herein by reference.

   The Stockholders Agreement. Parent, Purchaser and certain beneficial owners of Common Stock of the Company have entered into the Stockholders Agreement. A summary of the terms of the Stockholders Agreement is contained in Section 11 of the Offer to Purchase, which is being mailed to securityholders together with this Statement, and is incorporated herein by reference. The summary and description are qualified in their entirety by reference to the Stockholders Agreement, which is filed as Exhibit (d)(2) to the Offer to Purchase and is incorporated herein by reference.

   Effects of the Offer and the Merger Under Company Stock Plans and Agreements Between the Company and its Executive Officers; Certain Other Arrangements.

   Stock Options. The Merger Agreement provides that as of the date a certificate of merger or certificate of ownership and merger is filed with the Secretary of State of the State of New York to consummate the Merger (the "Effective Time"), the Company shall take such actions regarding the Company Stock Plans (as defined below) necessary to effect the following: (i) terminate the Company Stock Plans, and (ii) cancel, at the Effective Time, each outstanding, vested and unexercised Company Stock Option (as defined below).

   Notwithstanding such termination and cancellation, each holder of a vested Company Stock Option that is outstanding and unexercised at the Effective Time shall be entitled to receive from the surviving corporation immediately after the Effective Time, in exchange for the cancellation of such Company Stock Option, an amount in cash equal to the excess, if any, of (x) the Offer Price over (y) the per share exercise price of such vested Company Stock Option, multiplied by the number of shares of Common Stock subject to such vested Company Stock Option as of the Effective Time. Company Stock Options that are not vested as of the Effective Time shall be cashed out at the price described in the preceding sentence, immediately after the date or dates on which such options become vested after the Effective Time, pursuant to the vesting schedule of the otherwise applicable Company Stock Plan or option agreement (or in the case of performance vesting, pursuant to separate agreements to be entered into between the Company and the affected optionee); provided, however, that if the employment of the former option holder is terminated after the Effective Time and prior to such vesting date by the Company without Cause (as defined in the Merger Agreement) or by the individual for Good Reason (as defined in the Merger Agreement), the cashout shall be made immediately after such termination date at the price described above as though the individual were 100% vested under the relevant Company Stock Plan's or option agreement's vesting schedule.

   "Company Stock Option" means any option to purchase Company Common Stock granted under any Company Stock Plan or otherwise.

   "Company Stock Plans" means the Company's 1995 Employee Stock Purchase Plan, 1994 Stock Option Plan and 1987 Stock Option Plan.

   Benefit Plans. The Merger Agreement provides that from the earlier of (i) the date directors designated by Parent or Purchaser have been elected to and constitute a majority of the Board of Directors and (ii) the Effective Time, the Company shall maintain for a period of one year after the Effective Time the Company's benefit plans, except to the extent provided above under "Stock Options", in effect on the date of the Merger Agreement or provide benefits to each current employee of the Company and its subsidiaries that are no less favorable in the aggregate to such employees than those in effect on the date of the Merger Agreement and are no less favorable in the aggregate to those offered to similarly situated employees of Parent and its subsidiaries.

   Indemnification and Insurance. In the Merger Agreement, Parent and the Purchaser have agreed that all rights to indemnification provided in the Company's certificate of incorporation or by-laws for acts or omissions arising out of the transactions contemplated by the Merger Agreement or occurring prior to the Effective Time, which are now existing in favor of the present or former directors, officers or employees of the Company and its subsidiaries (each, an "Indemnified Party"), shall survive the Merger and shall continue in full force and effect in accordance with their terms, and Parent has agreed to cause the Company to honor all such rights. Without limitation of the foregoing, in the event any such Indemnified Party is or becomes involved in any capacity in any action, proceeding or investigation in connection with any matter, including the transactions contemplated by the Merger Agreement, occurring prior to, and including, the Effective Time, Parent has agreed to, or to cause the Company to, pay such Indemnified Party's reasonable legal and other expenses incurred in connection therewith upon provision of written documentation of such expenses. Parent has agreed to cause to be maintained for a period of six years from the Effective Time, if available, the Company's current directors' and officers' insurance policy to the extent that it provides coverage for events occurring prior to the Effective Time (the "D&O Insurance") for all persons who are directors and officers of the Company on the date of the Merger Agreement, so long as the annual premium therefor would not be in excess of 150% of the highest annual premium paid in any prior year. If the annual premium exceeds such amount, Parent will purchase a policy with the greatest coverage available for such amount. Parent has also agreed to cause the Company to honor and fulfill in all respects the obligations of the Company pursuant to indemnification agreements with the Company's directors and officers existing at or before the Effective Time.

   Board Representation. Upon the purchase of Securities by Purchaser pursuant to the Offer, Purchaser shall be entitled to designate up to such number of directors, rounded to the nearest whole number, to the Board as shall give Purchaser representation equal to the product of the total number of directors multiplied by the percentage that the aggregate number of shares of Common Stock owned by Purchaser bears to the total number of shares of Common Stock then outstanding, provided that such number of directors will be reduced in order to accommodate the continuing directors described below, but not below such number that would constitute a majority of the whole Board of Directors, determined as if there are no vacancies. From the time of the execution of the Merger Agreement until the Effective Time, three existing directors of the Company (or persons nominated by the Board) shall serve as continuing directors of the Company. The continuing directors are expected to be Robert C. Strandberg, Robert S. Ehrlich and Roberto Tunioli.

Item 4. The Solicitation or Recommendation.

   (a) Recommendation of the Board of Directors. At a meeting held on June 5, 2000, the Board of Directors determined that the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of securityholders, approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby and resolved to recommend that securityholders accept the Offer and tender their Securities.

   (b) Background; Reasons for the Board of Directors' Recommendation; Opinion of Raymond James. A description of the Background of the Merger is located in
Section 11 of the Offer to Purchase and is incorporated herein by reference.

   In (i) determining whether the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of securityholders,
(ii) approving, adopting and declaring advisable the Merger Agreement and the transactions contemplated thereby and (iii) recommending that all securityholders accept the Offer and tender their Securities pursuant to the Offer, the Board of Directors considered a number of factors including:

     1. The historical market prices, price to earnings ratios and other valuation multiples, recent trading activity and trading range of the Company's Common Stock, including the fact that the Offer Price represents
  (i) a premium of approximately 39% over the $6.06 closing price of the Common Stock on Nasdaq on June 5, 2000, the last full trading day prior to the announcement of the Offer and the Merger and (ii) a premium of approximately 54% over the $5.50 closing price of the Common Stock on Nasdaq on June 2, 2000, the last full trading day prior to the meeting of the Board of Directors to approve the Merger and the public announcement of the execution of the Merger Agreement.

     2. The financial condition, results of operations and cash flows of the Company, including the Company's prospects as an independent company.

     3. The extensive arms-length negotiations between the Company and Parent that resulted in the $8.45 per share price for the Common Stock.

     4. The presentation of Raymond James & Associates, Inc. ("Raymond James"), which included financial analyses, made at the meeting of the Board of Directors held on June 5, 2000 and the written opinion of Raymond James delivered to the Board of Directors to the effect that, as of such date and based upon and subject to certain matters, the cash consideration of $8.45 per share to be received by holders of the Common Stock in the transaction described in this Statement was fair, from a financial point of view, to such holders. The full text of the written opinion, dated June 5, 2000, of Raymond James, which sets forth the assumptions made, matters considered and limits on the scope of review undertaken, is attached as Annex A to this Statement and is filed as Exhibit (a)(2) hereto and is incorporated herein by reference. Securityholders are urged to read such opinion carefully in its entirety.

     5. The fact that the Offer and the Merger provide for a prompt cash tender offer for all Securities to be followed by the Merger for the same consideration, thereby enabling the Company's securityholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their Securities.

     6. The Company's determination that the likelihood that a superior offer could be found was not sufficient to justify the risk of delay in proceeding with the favorable transaction with Parent.

     7. The limited ability of Parent or Purchaser to terminate the Offer or the Merger Agreement.

     8. The fact that, pursuant to the Merger Agreement, after the date of the Merger Agreement and prior to the earlier of the termination of the Merger Agreement or the Effective Time, the Company may not (i) solicit, initiate or knowingly encourage the submission of any Acquisition Proposal (as defined in the Merger Agreement), (ii) participate in any discussions regarding any proposal that constitutes, or may lead to an Acquisition Proposal, or (iii) furnish information with respect to, or otherwise cooperate or participate in any proposal that constitutes, or may lead to, an Acquisition Proposal, in each case unless such course of action is (i) consistent with the fiduciary duties of the Board of Directors, determined in good faith upon the advice of outside counsel and (ii) pursued in response to an unsolicited Acquisition Proposal that the Board of Directors determines, in good faith upon advice of outside counsel and a financial advisor of recognized reputation, is reasonably likely to lead to a Superior Proposal.

     9. The fact that, pursuant to the Merger Agreement, the Board of Directors has the right, prior to the acceptance of payment for Securities pursuant to the Offer, to withdraw or modify its approval or recommendation of the Offer and the Merger in order to accept a Superior Proposal, consistent with its fiduciary duties, as long as the Company pays Parent a $3 million termination fee, reimburses Parent for commitment fees and expenses relating to the senior debt financing up to 2% of the aggregate principal amount of committed senior debt financing and reimburses other expenses of Parent and Purchaser up to an aggregate of $750,000.

     10. That, while the consummation of the Offer and the Merger would eliminate the opportunity for Securityholders to participate in any future growth in the profits and equity valuation of the Company, the Offer gives securityholders the opportunity to realize a premium over the price at which shares of Common Stock traded immediately prior to the public announcement of the execution of the Merger Agreement.

   The foregoing discussion of information and factors considered and given weight by the Board of Directors is not intended to be exhaustive, but is believed to include all of the material factors, both positive and negative, considered by the Board of Directors. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Board of Directors may have given different weights to different factors.

   (c) Intent to Tender. Parent, Purchaser and certain officers and directors who beneficially own Common Stock (the "Selling Stockholders") have entered into the Stockholders Agreement pursuant to which, among other things, the Selling Stockholders have agreed to tender all shares of Common Stock owned beneficially or of record by them. The Selling Stockholders are: Phillip A. Eckerdt, Robert S. Ehrlich, Jay M. Eastman, Donald K. Hess, David L. Latimer, Linda J. Miller, Thomas J. Morgan, James C. O'Shea, Brad R. Reddersen, Jack E. Rosenfeld, Matt D. Schler, Robert C. Strandberg, Justin L. Vigdor, Bert W. Wasserman, G. Lloyd West and William J. Woodard.

   A summary of the terms of the Stockholders Agreement is incorporated herein by reference to Section 11 of Purchaser's Offer to Purchase, filed herewith as Exhibit (a)(4) to this Statement. The summary is qualified in its entirety by reference to the Stockholders Agreement, a copy of which is filed as Exhibit
(e)(2) to this Statement.

   After reasonable inquiry, the Company believes that the Selling Stockholders will tender their shares in the Offer. Dr. Volta, a director who is not party to the Stockholders Agreement, has not indicated whether or not he will tender the securities beneficially owned by him in the Offer. As described in detail in the Information Statement attached as Annex B hereto, Dr. Volta directly beneficially owns 425,985 shares of Common Stock, and through an affiliate, Hydra Investissements S.A., beneficially owns all outstanding shares of Series A Convertible Preferred Stock (convertible into 1,375,000 shares of Common Stock) and Warrants exercisable for 180,000 shares of Common Stock.

Item 5. Person/Assets Retained, Employed, Compensated or Used.

   Pursuant to an engagement letter (the "Raymond James Engagement Letter"), the Company retained Raymond James to render, to the extent it was able, consistent with its policies and procedures, an opinion as to whether or not the consideration to be received by the holders of the Common Stock in the Offer and Merger was fair, from a financial point of view, to such holders (the "Fairness Opinion"). The Company retained Raymond James based on Raymond James' qualifications, expertise and reputation. Raymond James is actively engaged in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. In the ordinary course of business, Raymond James may trade in the securities of the Company for its own account or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

   Pursuant to the Raymond James Engagement Letter, the Company agreed to pay Raymond James a fee in the amount of $500,000, of which $250,000 was due and payable upon delivery of the Fairness Opinion and $250,000 of which is due and payable upon the closing of the Merger. The Company has also agreed to reimburse Raymond James for certain costs and expenses. In addition, the Company has agreed to indemnify Raymond James against certain liabilities and expenses, including certain liabilities under the federal securities laws, arising out of Raymond James' engagement or, if such indemnification is unavailable to Raymond James or insufficient to hold it harmless, then the Company has agreed to contribute to the amount paid or payable by Raymond James as a result of such occurrence in proportion to reflect the relative benefits received by and fault of the parties, with the contribution of Raymond James being capped at the amount of fees actually received.

   Except as described above, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to securityholders on its behalf concerning the Offer or the Merger.

Item 6. Interest in Securities of the Subject Company.

   No transactions in shares of Common Stock have been effected during the past 60 days by the Company or any subsidiary of the Company or, to the best of the Company's knowledge, by any executive officer, director or affiliate of the Company, except that (i) as detailed in the chart below, an aggregate of 4,921 shares of Common Stock were issued to directors pursuant to the Director Compensation Plan on April 1, 2000 at a price of $5.563 per share and (ii) the individuals named in Item 4(c) hereto have entered into a Stockholders Agreement. A summary of the terms of the Stockholders Agreement is incorporated herein by this reference to Section 11 of Purchaser's Offer to Purchase, filed herewith as Exhibit (a)(4) to this Statement. The summary is qualified in its entirety by reference to the Stockholders Agreement, a copy of which is filed as Exhibit (e)(2) to this Statement.

   Common Stock issued to directors pursuant to Director Compensation Plan:

                                                                        Number
                                  Director                             of Shares
                                  --------                             ---------
       Donald K. Hess.................................................     741
       Thomas J. Morgan...............................................   1,123
       James C. O'Shea................................................     517
       Jack E. Rosenfeld..............................................   1,034
       Justin L. Vigdor...............................................     944
       Romano Volta...................................................     562

Item 7. Purposes of the Transaction and Plans or Proposals.

   The Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale, or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

   There are no transactions, resolutions of the Board of Directors, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information.

   The Rights Agreement. Each Company Right issued pursuant to the Rights Agreement entitles the registered holder thereof to purchase one unit of the Company's authorized but unissued Series B Preferred Stock, at an exercise price of $45.00 per share, subject to adjustment. On (1) the earlier of (a) the 10th business day following a public announcement that a person or group of affiliated or associated person (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding Shares or (b) the 10th business day following the commencement of, or announcement of intention to make, a tender offer or exchange offer the consummation of which would result in that person becoming an Acquiring Person (the later of such dates being the "Distribution Date"), the Rights become exercisable and trade separately from the Common Stock. After the Distribution Date, each holder of each of the Rights (other than the Acquiring Person) will thereafter have the right to receive, upon exercise thereof, such number of shares of Series B Preferred Stock as shall equal the result obtained by multiplying an amount equal to the then current purchase price by an amount equal to the number of units of Series B Preferred Stock for which Rights were or would have been exercisable immediately prior to the first occurrence of any such event and dividing that product by 50% of the current market price per share of the units of Series B Preferred Stock. In the event the Company is acquired in a transaction in which the Company is not the surviving corporation or fifty percent or more of the Company's assets or earning power is sold or transferred, each holder of a right (other than the Acquiring Person) shall have the right to receive upon exercise of the Right, common stock of the Acquiring Company having a value equal to two times the exercise price of the Right. The Rights may be redeemed at a price of $.01 per Right at any time prior to a person becoming an Acquiring Person.

   The Company and the Rights Agent under the Rights Agreement amended the Rights Agreement as of June 5, 2000 to provide, among other things, that Parent and its affiliates will not be considered an Acquiring Person under the Rights Agreement solely to the extent that Parent becomes the beneficial owner of 20% or more of the shares of the Common Stock by reason of the consummation of the transactions contemplated by the Merger Agreement. This exception will not survive if the Merger Agreement is terminated in accordance with its terms.

   Section 14(f) Information Statement. The Information Statement attached as Annex B hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors other than at a meeting of the Company's shareholders.

Item 9. Exhibits.

   The following Exhibits are filed herewith:

 Exhibit No.                             Description
 -----------                             -----------
   (a)(1)    Letter to securityholders of the Company, dated June 19, 2000.


   (a)(2)    Opinion of Raymond James & Associates, Inc., dated June 5, 2000
             (included as Annex A to this Statement).


   (a)(3)    Joint Press Release issued by Parent and the Company on June 6,
             2000 (incorporated by reference to the Schedule 14D-9 filed by the Company on June 6, 2000).


   (a)(4) The Offer to Purchase dated June 19, 2000 (incorporated by reference to Exhibit (a)(1) of the Schedule TO filed by Parent and the Purchaser on June 19, 2000).


   (a)(5) Press Release issued by Parent on June 19, 2000 (incorporated by reference to Exhibit (a)(13) of the Schedule TO filed by Parent and the Purchaser on June 19, 2000).


   (e)(1)    Agreement and Plan of Merger, dated as of June 5, 2000, among
             Parent, Purchaser and the Company (incorporated by reference to Exhibit (d)(1) of the Schedule TO filed by Parent and the Purchaser on June 19, 2000).


   (e)(2)    Stockholders Agreement, dated as of June 5, 2000 among Parent,
             Purchaser and certain officers and directors of the Company named therein (incorporated by reference to Exhibit (d)(2) of the Schedule TO filed by Parent and Purchaser on June 19, 2000).


   (e)(3)    The Information Statement of the Company on Schedule 14f-1, dated
             June 19, 2000 (included as Annex B to this Statement).

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Solicitation/Recommendation Statement on
Schedule 14D-9 is true, complete and correct.

                                          PSC Inc.

                                             /s/ Robert C. Strandberg
                                          By:__________________________________
                                            Name: Robert C. Strandberg
                                            Title: President & CEO

Dated: June 19, 2000

                                 EXHIBIT INDEX

 Exhibit No.
 -----------
   (a)(1)    Letter to securityholders of the Company, dated June 19, 2000.


   (a)(2)    Opinion of Raymond James & Associates, Inc., dated June 5, 2000
             (included as Annex A to this Statement).


   (a)(3)    Joint Press Release issued by Parent and the Company on June 6,
             2000 (incorporated by reference to the Schedule 14D-9 filed by the Company on June 6, 2000).


   (a)(4) The Offer to Purchase dated June 19, 2000 (incorporated by reference to Exhibit (a)(1) of the Schedule TO filed by Parent and the Purchaser on June 19, 2000).


   (a)(5) Press Release issued by Parent on June 19, 2000 (incorporated by reference to Exhibit (a)(13) of the Schedule TO filed by Parent and the Purchaser on June 19, 2000).


   (e)(1)    Agreement and Plan of Merger, dated as of June 5, 2000, among
             Parent, Purchaser and the Company (incorporated by reference to Exhibit (d)(1) of the Schedule TO filed by Parent and the Purchaser on June 19, 2000).


   (e)(2)    Stockholders Agreement, dated as of June 5, 2000 among Parent,
             Purchaser and certain officers and directors of the Company named therein (incorporated by reference to Exhibit (d)(2) of the Schedule TO filed by Parent and Purchaser on June 19, 2000).


   (e)(3)    The Information Statement of the Company on Schedule 14f-1, dated
             June 19, 2000 (included as Annex B to this Statement).

                                                                         Annex A

                [LETTERHEAD OF RAYMOND JAMES & ASSOCIATES, INC.]

June 5, 2000

Board of Directors
PSC Inc.
675 Basket Road
Webster, NY 14580

Members of the Board:

   You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding common stock of PSC Inc. ("PSC" or the "Company") of the consideration to be received by such holders in connection with the proposed acquisition by Welch Allyn Data Collection, Inc. ("WADC"), or an affiliate of WADC, of all of the outstanding common and preferred stock and other outstanding equity securities of PSC, which will be followed by a merger of such entity with and into PSC pursuant to the terms of an Agreement and Plan of Merger, and the exhibits and schedules thereto, between PSC and WADC dated June 5, 2000 (the "Agreement") (such acquisition and merger referred to herein as the "Transaction"). The consideration to be offered by WADC in exchange for all of the outstanding common stock of the Company will be $8.45 per share.

   In connection with our review of the proposed Transaction and the preparation of our opinion herein, we have, among other things:

     1. reviewed the audited financial statements of the Company, as filed on Form 10-K with the Securities and Exchange Commission (the "Commission"), as of and for the years ended December 31, 1999 and 1998; the unaudited quarterly financial statements of the Company, as filed on Form 10-Q with the Commission, as of and for the quarter ended March 31, 2000; and other publicly available financial information of PSC;

     2. reviewed certain non-public information prepared by the management of PSC, including financial projections and other financial and operating data concerning PSC;

     3. discussed the past and current operations, financial condition and prospects of PSC with senior executives of the Company;

     4. reviewed a draft of the Agreement and the financial terms and conditions therein;

     5. reviewed publicly available financial and stock market data with respect to certain other companies in industries we believe to be generally comparable to the Company; and

     6. compared the financial terms of the Transaction with the financial terms of certain other transactions which we believe to be generally comparable to the Transaction.

We have assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to us by the Company or any other party and have not attempted to verify independently any of such information. We have not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have assumed that such forecasts and other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management, and we have relied upon each party to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review.

   Our opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of the close of business on June 5, 2000, and any material change in such circumstances and conditions would require a reevaluation of this opinion, which we are under no obligation to undertake.

   We express no opinion as to the underlying business decision to effect the Transaction, the structure or tax consequences of the Agreement or the availability or advisability of any alternatives to the Transaction. We did not structure the Transaction or negotiate the final terms of the Transaction. Our opinion is limited to the fairness, from a financial point of view, of the consideration to be received by the holders of common stock of PSC in the Transaction. We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Board of Directors to approve or consummate the Transaction.

   In conducting our investigation and analyses and in arriving at our opinion expressed herein, we have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant, including the review of (i) historical and projected revenues, operating earnings, net income and capitalization of the Company and certain other publicly held companies in businesses we believe to be comparable to the Company; (ii) the current and projected financial position and results of operations of the Company; (iii) the historical market prices and trading activity of the common stock of the Company; (iv) financial and operating information concerning selected business combinations which we deemed comparable in whole or in part; and (v) the general condition of the securities markets.

   In arriving at this opinion, Raymond James & Associates, Inc. ("Raymond James") did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying this opinion.

   Raymond James is actively engaged in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. Raymond James has been engaged by the Company in connection with the proposed Transaction and will receive a fee for its services, a portion of which will be received upon delivery of this opinion and the remainder of which is contingent upon consummation of the Transaction. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement. In the ordinary course of our business, Raymond James may trade in the securities of the Company for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

   It is understood that this letter is for the information of the Board of Directors of the Company in evaluating the proposed Transaction and does not constitute a recommendation to any shareholder of the Company regarding whether said shareholder should tender his shares in the Transaction. This opinion is not to be quoted or referred to, in whole or in part, without our prior written consent, which will not be unreasonably withheld. We have consented to the inclusion of this letter in the Form 14D-9 or other registration statement, proxy or other document to be filed by the Company with the Commission.

   Based upon and subject to the foregoing, it is our opinion that, as of June 5, 2000, the consideration to be received by the holders of the Company's outstanding common stock pursuant to the Agreement is fair, from a financial point of view, to such holders.

                                          Very truly yours,

                                          /s/ Raymond James & Associates, Inc.
                                          -------------------------------------
                                            Raymond James & Associates, Inc.

                                                                         Annex B

                                    PSC INC.
                                675 Basket Road
                            Webster, New York 14580

               INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
         THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

   This Information Statement is being mailed on or about June 19, 2000 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Solicitation/Recommendation Statement") of PSC Inc. (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by Mohawk Corp. ("Parent"), a corporation formed under the laws of the State of New York, to a majority of seats on the Board of Directors of the Company (the "Board of Directors"). On June 5, 2000, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Parent and Mohawk Acquisition Corp. ("Purchaser"), a corporation formed under the laws of the State of New York and a wholly owned subsidiary of Parent, pursuant to which Purchaser is required to commence a tender offer to purchase all outstanding shares of common stock, par value $.01 per share, of the Company (the "Common Stock"), including the associated preferred share purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of December 30, 1997 between the Company and ChaseMellon Shareholder Services, L.L.C., as amended from time to time (the "Rights Agreement"), at a price per share of $8.45, net to the seller in cash (the "Offer Price"), all outstanding shares of the Company's Series A Convertible Preferred Stock par value $.01 per share (the "Series A Convertible Preferred Stock") and all outstanding warrants to purchase common stock (the "Warrants") (collectively, the "Securities") upon the terms and conditions set forth in the Purchaser's Offer to Purchase, dated June 19, 2000, and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letters of Transmittal have been mailed to shareholders of the Company and are filed as Exhibits (a)(1) and (a)(2)-(a)(4) respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by Parent and Purchaser with the Securities and Exchange Commission (the "Commission") on June 19, 2000. The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the New York Business Corporation Law (the "NYBCL"), Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will be a wholly owned subsidiary of Parent. At the effective time (the "Effective Time"), each issued and outstanding share of Common Stock and Series A Convertible Preferred Stock (other than Securities that are owned by Parent, Purchaser, any of their respective subsidiaries, the Company or any of its subsidiaries, and shares held by shareholders of the Company who did not vote in favor of the Merger Agreement and who comply with all of the relevant provisions of Section 623 of the NYBCL) will be converted into the right to receive $8.45 in cash for Common Stock and $105.625 for Series A Convertible Preferred Stock or any greater amount per share paid pursuant to the Offer.

   The Offer, the Merger, and the Merger Agreement are more fully described in the Solicitation/ Recommendation Statement to which this Information Statement forms Annex B, which was filed by the Company with the Commission on June 19, 2000 and which is being mailed to securityholders of the Company along with this Information Statement.

   This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act and Rule 14f-l promulgated thereunder. The information set forth herein supplements certain information set forth in the Solicitation/Recommendation Statement. Information set forth herein related to Parent, Purchaser or Parent Designees (as defined herein) has been provided by Parent. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

   Pursuant to the Merger Agreement, Purchaser commenced the Offer on June 19, 2000. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on Monday, July 17, 2000, unless Purchaser extends it.

                                    GENERAL

   The Common Stock and the Series A Convertible Preferred Stock are the only classes of equity securities of the Company outstanding which are entitled to vote at a meeting of the shareholders of the Company. As of June 5, 2000 there were 12,034,866 shares of Common Stock and 110,000 shares of Series A Convertible Preferred Stock outstanding.

             RIGHTS TO DESIGNATE DIRECTORS AND PURCHASER DESIGNEES

   The Merger Agreement provides that, promptly upon the purchase of and payment for Securities by Purchaser pursuant to the Offer, Purchaser will be entitled to designate a majority of the members (the "Purchaser Designees") of the Board of Directors.

   The Merger Agreement provides that the Company will promptly take all actions necessary to cause the Purchaser Designees to be elected, including increasing the size of the Board of Directors or securing the resignations of such number of directors, or both, as is necessary to enable the Purchaser Designees to be elected to the Board and, subject to Section 14(f) of the Securities Exchange Act and Rule 14f-l promulgated thereunder, will cause the Purchaser Designees to be so elected. At such time, the Company will use reasonable efforts to cause directors designated by Purchaser to constitute the same percentage of (i) each committee of the Board of Directors (ii) each board of directors of each subsidiary and (iii) each committee of such subsidiary board, as Purchaser Designees constitute on the Board of Directors.

   Notwithstanding the foregoing, if Securities are purchased pursuant to the Offer, there will be until the Effective Time at least three members of the Board who were directors on the date of the Merger Agreement or who were nominated by such directors, provided that the number of directors that Purchaser is entitled to designate and have elected to the Board of Directors shall not be reduced below such number that would constitute a majority of the whole Board of Directors determined as if there are no vacancies. The Continuing Directors are expected to be Robert C. Strandberg, Robert S. Ehrlich and Roberto Tunioli. Mr. Tunioli is not currently a director of the Company, but has been nominated by the Board of Directors to serve as a Continuing Director.

   The Purchaser Designees will be selected by Purchaser from among the individuals listed below. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the Purchaser Designees currently is a director of, or holds any positions with, the Company.

   The following table sets forth the name, age, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as Purchaser Designees. Unless otherwise indicated, each such individual has held his or her present position as set forth below for the past five years. Unless otherwise indicated, each such person is a citizen of the United States and the business address of each person listed below is 4341 State Street, P.O. Box 220, Skaneateles Falls, New York, 13153-0220.

    Name, Age and           Present Principal Occupation or Employment;
       Current           Material Positions Held During the Past Five Years
  Business Address                 and Business Addresses Thereof
  ----------------       --------------------------------------------------
 William F. Allyn,   Chairman of the Board of Directors of Parent and
  64                 Purchaser since the incorporation of Parent and
                     Purchaser. Mr. Allyn has been the President and Chief
                     Executive Officer of Welch Allyn, Inc. since 1980. Mr.
                     Allyn is a Director of Niagara Mohawk Power, and a member
                     of the Nuclear Oversight, Compensation and Succession,
                     Executive and Audit Committees. Mr. Allyn in also a
                     member of the Board of Directors of Oneida Ltd., M&T
                     Bank, Syracuse Research Corporation, and Perfex
                     Corporation. Mr. Allyn is also a Trustee of Syracuse
                     University and Community General Hospital.

 Kevin R. Jost, 46   Chief Executive Officer, President, and a member of the
                     Board of Directors of Parent and Purchaser since the
                     incorporation of Parent and Purchaser. Mr. Jost has been
                     President and Chief Operating Officer of WADC since July
                     1, 1999. From 1985 until July 1, 1999, Mr. Jost was Vice
                     President and General Manager of Welch Allyn, Data
                     Collection Division. Mr. Jost is also a member of the
                     Board of Directors of @POS.com, in San Diego, California.

 Miles Smith, Jr.,   Member of the Board of Directors of Parent and Purchaser
  72                 since the incorporation of Parent and Purchaser. Mr.
  507 Best Innis     Smith has been Chairman of the Board of Directors of Nex
  Street             Gen Capital Corp., a family partnership, since 1996. He
  Suite 280          has been the Vice-Chairman of U-Vest Investment Services
  Salisbury,         Brokerage since 1995, and Vice-Chairman of Telecomm USA
  North Carolina     Money Transfer since 1999. He has been the Chairman of
  28144              Security Capital-Banking since 1996. Mr. Smith was the
                     Chairman of Hand Held Products, Inc. until September of
                     1999.

 Joseph M. Hennigan, Vice President and Treasurer of Parent and Purchaser
  46                 since the incorporation of Parent and Purchaser. Mr.
                     Hennigan has been Chief Financial Officer of WADC since
                     July 1, 1999. From June 1996 until June 30, 1999, Mr.
                     Hennigan was the Tax & Risk Manager of Welch Allyn Inc.
                     From July 1989 until June 1996, Mr. Hennigan was a
                     Partner at KPMG Peat Marwick, at 201 East Fifth Street,
                     Cincinnati, Ohio 45202, an accounting and tax advisory partnership.

 M. Jack Rudnick, 52 Vice President and Secretary of Parent and Purchaser
                     since the incorporation of Parent and Purchaser. Mr.
                     Rudnick has been Vice-President of Welch Allyn, Inc.
                     since 1993, and has been General Counsel of Welch Allyn, Inc. from 1992.

 George S. Smith, 41 Assistant Secretary of Parent and Purchaser since the incorporation of Parent and Purchaser. Mr. Smith has been Corporate Attorney for WADC since January of 2000. From
                     1997 until 2000, Mr. Smith was Strategic Business Manager of Welch Allyn Data Corporation, Inc. From 1996 until
                     1997, Mr. Smith was Business Development Manager for
                     Welch Allyn, Inc. From January of 1995 until 1996, Mr.
                     Smith was a Patent Engineer for Welch Allyn, Inc.

   Purchaser has informed the Company that each of the individuals listed above has consented to act as a director, if so designated. If necessary, Purchaser may choose additional or other Purchaser Designees, subject to the requirements of Rule 14f-l.

   Based solely on the information set forth in the Offer to Purchase, none of the Purchaser Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any directors or executive officers of the Company, or (iii) to the best knowledge of Parent and Purchaser, beneficially owns any securities (or any rights to acquire such securities) of the Company, except that Welch Allyn, Inc., an affiliate of WADC, owns one share of Common Stock, William Allyn, Chairman of the Board of Parent and Purchaser and President and Chief Executive Officer of Welch Allyn, Inc., owns 100 shares of Common Stock and Kevin R. Jost, President and a Director of Parent and Purchaser and President and Chief Operating Officer of WADC, owns 500 shares of Common Stock. The Company has been advised by Parent and Purchaser that, to the best of Parent's and Purchaser's knowledge, none of the Purchaser Designees has been involved in any transactions with Parent, Purchaser or any of their respective directors, officers, or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"), except as may be disclosed herein.

                        DIRECTORS AND EXECUTIVE OFFICERS

Terms of Directors

   The directors are divided into three classes. At each annual meeting, the term of one class expires. Directors in each class serve three-year terms.

Directors and Executive Officers

   The directors and executive officers of the Company are as follows:

Name                     Age                          Office
----                     ---                          ------
Robert C.
 Strandberg(2)..........  42 President, Chief Executive Officer and Director
Jay M. Eastman(3).......  51 Director
Robert S. Ehrlich(2)....  62 Chairman and Director
Donald K. Hess(1).......  69 Director
Thomas J. Morgan(3).....  64 Director
James C. O'Shea(1)......  54 Director
Jack E. Rosenfeld(2)....  61 Director
Justin L. Vigdor(1).....  70 Director
Romano Volta(2)(4)......  63 Director
Bert W. Wasserman(3)....  67 Director
Charles E. Biss.........  47 Vice President, Verification Products
Cecil F. Bowes..........  57 Vice President, Sales--The Americas, Asia Pacific Rim
Nigel P. Davis..........  50 Vice President, Sales--Europe, Middle East, Africa
Phillip A. Eckerdt......  52 Vice President, Operations
G. William Hartman......  54 Vice President, Automation
David L. Latimer........  49 Vice President, Product Marketing
Elizabeth J. McDonald...  46 Vice President, Corporate Counsel and Assistant Secretary
Linda J. Miller.........  40 Senior Vice President and General Manager
George A. Plesko........  54 Senior Vice President
Brad R. Reddersen.......  47 Vice President, Chief Technology Officer
Matt D. Schler..........  44 Vice President, Engineering and Product Development
Michael J. Stachura.....  44 Vice President, Finance
Andy J. Storment........  37 Senior Vice President
G. Lloyd West...........  54 Senior Vice President, Global Sales Operations
William J. Woodard......  48 Vice President, Chief Financial Officer and Treasurer

--------
(1) Term of Directorship expires 2000.
(2) Term of Directorship expires 2001.
(3) Term of Directorship expires 2002.
(4) Series A Director.

   Robert C. Strandberg has served as a director since May 1998. He has served as the President and Chief Executive Officer of the Company since April 1997 and as Executive Vice President from November 1996 until April 1997. Between 1991 and 1996, Mr. Strandberg was Chairman of the Board of Directors, President and Chief Executive Officer of Datamax International Corporation ("Datamax"), Orlando, Florida. Datamax designs and manufactures thermal bar code printers. Mr. Strandberg is a director of Sawtech, Inc., Orlando, Florida, a manufacturer of surface acoustical filters for cellular phones. He is also a director of Merix Corporation, Forest Grove, Oregon, a manufacturer of advanced printed circuit boards for use in sophisticated electronic equipment. Mr. Strandberg holds a B.S. degree in Industrial Engineering Operations Research from Cornell University and an M.B.A. degree from Harvard University.

   Donald K. Hess has served as a director of the Company since 1987. From 1975 until his retirement in December 1995, Mr. Hess was a Vice President of the University of Rochester, Rochester, New York. He currently continues his association with the University of Rochester on a part-time basis as Vice President Emeritus.

   James C. O'Shea has served as a director of the Company since 1989. He has been Chairman of the Board and Chief Executive Officer of Bioject Medical Technologies, Inc., a medical device manufacturer of needle-free injection systems in Portland, Oregon, since April 1995.

   Justin L. Vigdor has served as a director of the Company since 1989. He has been an attorney since 1951 and is a partner in the law firm of Boylan, Brown, Code, Vigdor & Wilson, LLP, Rochester, New York, counsel to the Company. He is also a director of IEC Electronics Corp., Newark, New York, an independent contract manufacturer of complex printed circuit board assemblies and electronic products and systems.

   Robert S. Ehrlich has served as a director of the Company since 1983 and has been Chairman of the Board of Directors since April 1997. He was Vice Chairman of the Board of Directors from February 1997 until April 1997. He was also Chairman of the Board of Directors from December 1987 until July 1992. From January 1995 until December 1996, Mr. Ehrlich was engaged to provide consulting services to the Company. From August 1991 until December 1994, Mr. Ehrlich was employed by the Company as a senior management executive. Mr. Ehrlich has been Chairman of the Board of Electric Fuel Company ("EFC") since January 1993 and Chief Financial Officer of EFC since May 1991. EFC is an Israel-based company engaged in the research, development and commercialization of advanced zinc air battery products.

   Jack E. Rosenfeld has served as a director of the Company since 1989. He has been President and Chief Executive Officer of Potpourri Collection, Inc., a consumer catalog company in Medfield, Massachusetts, since 1998. Prior thereto, he was President and Chief Executive Officer of Hanover Direct, Inc. (formerly Horn & Hardart Co.) from September 1990 until January 1996 and President and Chief Executive Officer of its direct marketing subsidiary from May 1988 until January 1996. He is also a director of EFC and Maurice Corporation, an apparel retailer.

   Dr. Romano Volta is the Series A Director and has served as a director of the Company since September 1997. Dr. Volta is President of the Board of Directors of Hydra S.p.A., an Italian corporation, which is an industrial and real estate holding corporation. He is also the founder and President of Datalogic S.p.A., an Italian corporation, which manufactures auto identification and data collection systems. Dr. Volta is a member of the Board of Directors of Bank Institution and Bank Foundation of Bologna, Italy.

   Dr. Jay M. Eastman has served as a director of the Company since April 1996. He also served as Senior Vice President, Strategic Planning from December 1995 until October 1997 and as Executive Vice President of the Company from December 1987 until December 1995. Dr. Eastman is President, Chief Executive Officer and major shareholder of Lucid, Inc., Rochester, New York, a corporation he founded in November 1991. Lucid designs and manufactures custom electro-optical instrumentation for application in fields such as desktop publishing and medical diagnosis. Dr. Eastman holds Ph.D. and Bachelor degrees in Optics from the University of Rochester and is an inventor on 18 United States patents owned by the Company. Dr. Eastman is also a director of EFC and Centennial Technologies, Inc., Wilmington, Massachusetts, a manufacturer of PC card-based solutions to original equipment manufacturers.

   Thomas J. Morgan has served as a director of the Company since April 1996. Mr. Morgan was the President and Chief Executive Officer from October 1984 until January 1993 and Chairman of the Board from January 1993 until January 1995 of Verax Systems, Inc., Rochester, New York, a manufacturer of data collection and specialized software for statistical process control. Mr. Morgan is also a director of In Touch Massage Center, Inc., Seal Beach, California, a woman's fitness studio.

   Bert W. Wasserman has served as a director of the Company since May 1999. Mr. Wasserman served as Executive Vice President and Chief Financial Officer of Time Warner, Inc. from 1990 until his retirement in 1995 and served on the Board of Directors of Time Warner, Inc. and its predecessor company, Warner Communications, Inc., from 1981 to 1995. He joined Warner Communications, Inc. in 1966 and had been an officer of that company since 1970. Mr. Wasserman is a director of several investment companies in the Dreyfus Family of Funds. He is a director of Malibu Entertainment International, Inc., Winstar Communications, Inc. and Lillian Vernon Corporation.

   Charles E. Biss has served as Vice President, Verification Products since January 1996, as General Manager, Verification Products (1995-1996) and as Product and Technical Support Manager (1985-1995). Mr. Biss has served the Company in a variety of technical and production related roles since 1973. Mr. Biss represents the Company on a number of national and international standards creating committees relating to bar codes and the automatic identification and data capture industry. Mr. Biss holds a B.S. degree in Photographic Science and Engineering from Rochester Institute of Technology.

   Cecil F. Bowes has served as Vice President, Sales--The Americas, Asia Pacific Rim since December 1996. Prior thereto, he was Group Director, North America for Spectra-Physics Scanning Systems, Inc. (Spectra) from November 1990 until December 1996. Mr. Bowes holds a B.S. degree in Education from the University of Dayton.

   Nigel P. Davis has served as Vice President, Sales--Europe, Middle East, Africa (EMEA) since July 1996. Prior thereto, he was Group Director, EMEA for Spectra from March 1993 to May 1996. Before joining Spectra, he held the position of Vice President, EMEA for Prime Computer, Inc.

   Phillip A. Eckerdt has served as Vice President, Operations since May 1999 and Director of Materials from July 1996 until May 1999. Prior thereto, he was Director of Materials for Spectra from November 1990 until July 1996. Mr. Eckerdt holds a B.S. degree in Psychology from Washington State University and an M.S. degree in International Management from the University of Oregon.

   G. William Hartman has served as Vice President, Automation since September 1997. Prior to joining the Company, he was Senior Vice President and Chief Operating Officer of Datamax from 1991 to 1996. Mr. Hartman holds a B.S. degree in Mechanical Engineering from the University of Utah and an M.S. degree in Mechanical Engineering from Villanova University.

   David L. Latimer has served as Vice President, Product Marketing since May 1998. Prior thereto, he was Vice President of Product Marketing at Percon Inc. ("Percon"), Eugene, Oregon, a manufacturer of bar code reading products, from February 1997 to May 1998 and Director of Product Marketing at Spectra from December 1987 until February 1997. He received B.S. and M.S. degrees from Michigan State University and University of Wisconsin--Milwaukee, respectively, and holds an M.B.A. degree from Harvard Business School.

   Elizabeth J. McDonald has served as Vice President, Corporate Counsel and Assistant Secretary since July 1999, as Corporate Counsel and Assistant Secretary from September 1997 until July 1999 and as Assistant Corporate Counsel from December 1996 until September 1997. Prior thereto, Ms. McDonald was a New York

State Assistant Attorney General. Ms. McDonald holds a B.A. degree from Elmira College and a J.D. degree from Albany Law School of Union University.

   Linda J. Miller has served as Senior Vice President and General Manager since May 1999 and as Vice President, Marketing from April 1998 until May 1999. Prior to joining the Company, Ms. Miller was Vice President of Business Planning and Development for Champion Products, which she joined in January 1992 as Director of Sales Planning. Ms. Miller holds a B.S. degree in Industrial Administration from General Motors Institute and an M.B.A. degree from the University of Michigan.

   George A. Plesko has served as Senior Vice President since December 1999. Prior to joining the Company, Mr. Plesko was President, CEO, Chairman and majority stockholder of GAP Technologies, Inc. (GAP) which he founded in 1989. GAP was engaged in the design, development and manufacture of miniature electro-optical scanning devices. Prior to founding GAP, he served as a director at Mars Electronics International, Inc. Mr. Plesko is the inventor of 31 United States patents, 29 of which are now owned by the Company. These include broad patents on the world's only non-contact laser scanning pen. Mr. Plesko received a B.S. degree in Physics and an M.S. degree in Nuclear Physics from the Pennsylvania State University.

   Brad R. Reddersen has served as Vice President, Chief Technology Officer since December 1997 and was Vice President, Engineering and Product Development from December 1996 to November 1997. Prior thereto he was Vice President, New Products of Spectra from October 1993 until December 1996. From 1985 until October 1993, he served Spectra's predecessor in a variety of roles including Acting Vice President, Research and Development and Product Marketing Manager. Mr. Reddersen received a B.S. degree in Physics from Harvey Mudd College and an M.S. degree in Optical Engineering from the University of Rochester.

   Matt D. Schler has served as Vice President, Engineering and Product Development since November 1997. Prior thereto, he was Vice President of Engineering at Percon Inc., a manufacturer of bar code reading products, from February 1997 to November 1997 and Engineering Manager of Spectra from March 1992 until January 1997. Mr. Schler received a B.S. degree in Electrical Engineering from the University of Colorado.

   Michael J. Stachura has served as Vice President, Finance since September 1997. Prior thereto, he was Vice President, Corporate Controller of Genencor International, Inc. from January 1991 until August 1997. Mr. Stachura, received a B.S. degree in Accounting from Canisius College.

   Andy J. Storment has served as Senior Vice President since January 19, 2000, the date on which the Company acquired Percon. He had been a member of a private investor group that acquired Percon in July 1990 and served as Percon's Secretary and Treasurer, and as a Director from July 1990 until January 19, 2000, and as Executive Vice President from June 1995 until January 19, 2000. He served as Percon's Chief Operating Officer from July 1990 to January 1998 and as a Vice President from July 1990 to June 1995.

   G. Lloyd West has served as Senior Vice President, Global Sales Operations since October 1999. Prior to joining the Company, Mr. West was Vice President, International Business Development at Tektronix, Inc. He also held positions as Vice President and General Manager, Europe and Vice President--U.S. Sales at Tektronix. Mr. West received a B.S. degree in Business/Mathematics from Oregon State University and an M.B.A. degree from the University of Oregon.

   William J. Woodard has served as Vice President, Chief Financial Officer and Treasurer since October 1996. Prior thereto, he served as Vice President, Finance and Treasurer from August 1994 until September 1996. Previously, he was Vice President and Chief Financial Officer, Champion Products (1987-1994). Mr. Woodard, a certified public accountant, attended St. Bonaventure University where he received a B.B.A. degree in Accounting.

Director Compensation

   In 1999, each non-employee director was paid $500 for each Board and Committee meeting attended by him, except that no more than $500 was paid if more than one meeting occurred on the same day. Also, each non-employee director received a retainer at the annual rate of $12,500 (the "Director Retainer"), and each Chairman of a Board Committee (except Mr. Erhlich) received an additional annual retainer of $2,500 (the "Chairman Retainer"). Both the Director Retainer and the Chairman Retainer were paid in four equal installments on the last day of each calendar quarter. A Special Committee of the Board had been appointed in October 1998 to consider strategic alternatives for the Company and to consider, negotiate, or oversee the negotiation, and to recommend to the Board, for its approval, the terms of potential acquisitions, if any. In 1999, each member of the Special Committee, except Mr. Ehrlich, was paid $9,000 for such extra service. Members of the Special Committee were Messrs. Ehrlich (Chairman), Morgan, O'Shea, Rosenfeld and Vigdor. For 1999, an aggregate of $194,217 in meeting fees, retainers, and special compensation was paid in cash or in stock to eight non-employee directors. Each non-employee director is also reimbursed the reasonable expenses incurred in attending the meeting. All directors, except Messrs. Ehrlich and Strandberg, are non-employee directors.

   Pursuant to the PSC Inc. Compensation Plan for Non-Employee Directors, non-employee directors have the opportunity to receive payment of their compensation either in cash or in shares of Common Stock. During 1999, Messrs. Hess, O'Shea, Rosenfeld, Vigdor and Volta received a portion of their compensation in Common Stock. The directors may also elect to receive their compensation either currently or on a deferred basis. During 1999, no director chose to defer his compensation. If the amount to be deferred would have been payable in cash, the Company will credit a Deferral Account maintained for the director with an amount that would otherwise have been payable to the director in cash. If the amount to be deferred would have been payable in stock, the Company will credit units ("Stock Units") to a Unit Account maintained for the director. Directors make separate elections with respect to the manner of the payment of the compensation and the time of the payment of the compensation. The number of Common Stock issued or the number of Stock Units credited to a director's account will equal the cash amount of the compensation divided by the fair market value of one share of stock on the date on which such cash amount would otherwise have been paid. Stock Units and amounts in a Deferral Account are fully vested at all times. Payment of Stock Units (in full shares of Common Stock) and the amounts in a Deferral Account must be deferred at least one year. The director chooses the date of the payment, which may be upon termination of service as a director. The maximum number of shares of Common Stock that may be issued under the Plan is 50,000 shares.

   The Company's 1994 Stock Option Plan (the "1994 Plan") provides that each member of the Board of Directors who is not also an employee or consultant of the Company will automatically receive on the date of the Annual Meeting of Shareholders a stock option of 6,500 shares of Common Stock. Since the Board in 1999 adopted a policy of reducing by 50% the size of the annual stock option grants to officers and key employees, the Board believed that this policy should be applicable to everyone, and, accordingly, the directors voluntarily agreed to also reduce the size of their annual grants by 50%. Accordingly, on the date of the 1999 Annual Meeting of Shareholders, non-employee director stock options ("NEDSOs") to purchase 3,250 shares were granted to each non-employee director, except Mr. Wasserman, at a purchase price of $10.375 per share, the fair market value on the date of the grant. Said NEDSOs are exercisable in their entirety on May 12, 2000 and terminate on May 12, 2004. Mr. Wasserman, elected as a director for the first time at the 1999 Annual Meeting, received a NEDSO for 6,500 shares. No NEDSOs were granted to Messrs. Ehrlich and Strandberg in 1999.

   In May 1998, the Board approved a new compensation agreement with Mr. Ehrlich, Chairman of the Board, which was amended in December 1998 and July 1999 (the agreement, as amended, is referred to as the "Ehrlich Agreement") and which will expire on December 31, 2000. Pursuant to the Ehrlich Agreement, for all services rendered to the Company as Chairman of the Board and as a consultant in such areas as strategic planning, corporate development, mergers and acquisitions and development of overseas markets, Mr. Ehrlich will receive compensation at the annual rate of $85,000. In 1999, Mr. Ehrlich received an aggregate of $85,000 and was also reimbursed for expenses incurred in the performance of his duties. The Ehrlich Agreement includes confidentiality and non-compete provisions and provides for a severance payment upon the termination of his position as Chairman of the Board as the result of a change-in-control in an amount equal to 2.9 times his annual rate of compensation to be paid over a period of three years. Pursuant to the Ehrlich Agreement, effective as of March 25, 1999, Mr. Ehrlich received an option for 17,500 shares of Common Stock, at an exercise price of $8.625 per share (the Fair Market Value of the Company's Common Stock on the date of grant). This option replaced the award of 17,500 restricted shares which would otherwise have been awarded on March 25, 1999 and represented a 50% reduction in the size of the option grant to which he otherwise would have been entitled. Of the 17,500 stock options granted, options for 8,750 shares will vest as follows: 2,188 on March 25, 2000; 2,187 on March 25, 2001; 2,188 on March 25,
2002; and 2,187 on March 25, 2003. The remaining 8,750 shares will not vest unless and until certain performance levels for the Company's Common Stock are attained--with respect to 2,916 shares, at such time as the Fair Market Value of the Company's Common Stock equals or exceeds $11.47 per share for seven consecutive days; with respect to 2,917 shares, at such time as the Fair Market Value of the Company's Common Stock equals or exceeds $13.53 per share for seven consecutive days and with respect to 2,917 shares, at such time as the Fair Market Value of the Company's Common Shares equals or exceeds $15.70 per share for seven consecutive days. If the specified performance goals are not reached, the options will nevertheless become fully exercisable after December 1, 2003 in order to maintain favorable accounting treatment. The options will expire on March 25, 2004. Pursuant to the Ehrlich Agreement, effective as of March 25, 2000, Mr. Ehrlich received an option for 17,500 shares of Common Stock, at an exercise price of $6.00 per share (the Fair Market Value of the Company's Common Stock on the date of grant). This option represented a 50% reduction in the size of the option grant to which he otherwise would have been entitled pursuant to his Agreement. Of the 17,500 stock options granted, options for 8,750 shares will vest as follows: 2,188 on March 25, 2001; 2,187 on March 25, 2002; 2,188 on March 25, 2003; and 2,187 on March 25, 2004. The
remaining 8,750 shares will not vest unless and until certain performance levels for the Company's Common Stock are attained B with respect to 2,916 shares, at such time as the Fair Market Value of the Company's Common Stock equals or exceeds $7.98 per share for seven consecutive days; with respect to 2,917 shares, at such time as the Fair Market Value of the Company's Common Stock equals or exceeds $9.41 per share for seven consecutive days and with respect to 2,917 shares, at such time as the Fair Market Value of the Company's Common Stock equals or exceeds $10.92 per share for seven consecutive days. If the specified performance goals are not reached, the options will nevertheless become fully exercisable after December 1, 2004 in order to maintain favorable accounting treatment. The options will expire on March 25, 2005. In the event of a change-in-control and if Mr. Ehrlich becomes entitled to receive the severance payment set forth above, all of the restrictions on his restricted shares will lapse and all of his options will immediately vest.

Information Regarding the Board and its Committees

   The Board of Directors has the responsibility for establishing broad corporate policies and for overseeing the overall performance of the Company and its subsidiaries and appoints the corporate officers of the Company who are responsible for conducting business on a day-to-day basis. In 1999, the Board of Directors held five meetings and took action by unanimous written consent in lieu of a special meeting once.

   To assist in the discharge of its responsibilities, the Board of Directors has established five standing committees: an Audit Committee, a Compensation Committee, an Executive Committee, a Nominating Committee and a Strategic Planning Committee.

   The Audit Committee has the responsibility for recommending the appointment of the Company's outside auditors, reviewing the scope and results of audits, and reviewing internal accounting controls and systems. These reviews include meetings with the independent auditors and representatives of management, as well as separate and private meetings with the independent auditors to ensure that the scope of their activities had not been restricted and that adequate responses to their recommendations had been received. In addition, the Audit Committee reviews the estimated fees and types of non-audit services to be rendered to the Company by the independent accountants for the coming year. The Audit Committee also monitors the Company's compliance efforts with respect to the Year 2000 issue and monitors compliance with the Company's Code of Conduct, its conflict of interest policy and its policy concerning trading in the Company's securities and it reviews senior level accounting, auditing and financial personnel performance and succession planning. The minutes of the Audit Committee meetings as well as all of the recommendations of the Audit Committee are submitted to the full Board of Directors. The Audit Committee, currently consisting of Messrs. Vigdor (Chairman), Hess, Morgan and Wasserman, held two meetings in 1999.

   The Executive Committee is authorized to exercise the powers of the Board of Directors in the interval between regular meetings of the Board and serves as the investment committee of the Board. The Executive Committee, currently consisting of Messrs. Ehrlich (Chairman), Morgan, O'Shea, Rosenfeld and Strandberg, held eight meetings in 1999.

   The Compensation Committee reviews and approves the Company's compensation philosophy covering executive officers and other key management employees, reviews the competitiveness of the Company's total compensation practices, reviews and approves the terms and conditions of proposed incentive plans applicable to executive officers and other key employees, approves and administers the Company's 1994 Stock Option Plan and any other stock option plan of the Company, approves and administers the Company's 1995 Employee Stock Purchase Plan, reviews and makes recommendations with respect to management compensation, including salaries and bonus awards, examines the impact and effect of various benefits and incentive plans and reviews and recommends changes or amendments to such programs to the Board, and reviews and approves special hiring and severance arrangements with executive officers. The Compensation Committee, currently consisting of Messrs. O'Shea (Chairman), Morgan, Rosenfeld and Volta, held six meetings during 1999.

   The Nominating Committee considers and recommends individuals to be proposed for election as directors at the annual meeting of shareholders and to fill vacancies existing on the Board. The Nominating Committee, currently consisting of Messrs. Rosenfeld (Chairman), Ehrlich, Strandberg and Volta, held two meetings in 1999.

   Created in 1998, the Strategic Planning Committee has the responsibility for monitoring and providing oversight with respect to the Company's strategic planning process and for working with management in the development of strategic priorities. The Strategic Planning Committee, currently consisting of Messrs. Morgan (Chairman), Eastman, Ehrlich, Strandberg and Volta, held several informal meetings in 1999.

   Each director, except Dr. Volta, attended 75% or more of the meetings held by the Board of Directors and the committees on which the director served.

   Special Committee. In October 1998, the Board of Directors appointed a Special Committee consisting of five directors, Messrs. Ehrlich, Morgan, O'Shea, Rosenfeld and Vigdor, to explore certain specific matters related to alternatives for the Company's future, in light of the indications of interest to acquire the Company and alternative transactions, subject to the final determination by the Board of Directors. In October 1999, two additional directors, Messrs. Strandberg and Wasserman, were appointed to the Special Committee.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

   The members of the Compensation Committee consist of Messrs. O'Shea (Chairman), Morgan, Rosenfeld and Volta. Each member is a non-employee director and, with the exception of the securities beneficially owned by Dr. Volta, does not have any direct or indirect material interest in or relationship with the Company outside of his position as director.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

   Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, and persons who own more than 10% of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission ("SEC") reports of ownership and changes in ownership of common stock and other equity securities of the Company. Officers, directors and greater-than-10% shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

   Based solely on review of the copies of such reports furnished to the Company or written representations that no other reports were required, the Company believes that, during the 1999 fiscal year, all filing requirements applicable to its officers, directors and greater-than-10% beneficial owners were complied with, except for a late initial report on Form 3 filed by George
A. Plesko, who became a Senior Vice President of the Company on December 21,
1999.

                                STOCK OWNERSHIP

Security Ownership of Certain Beneficial Owners and Management

   The following tables set forth certain information as of June 5, 2000, except as otherwise noted below, with respect to the beneficial ownership of the outstanding shares of Common Stock and Series A Convertible Preferred Stock by (i) all persons owning of record, or beneficially to the knowledge of the Company, more than five percent of the outstanding shares of any class, (ii) each director and executive officer of the Company individually, and (iii) all directors and officers of the Company as a group. The mailing address of the directors and officers is c/o PSC Inc., 675 Basket Road, Webster, New York 14580.

   Name and Address                            Shares of Class    Percent of Class
   of Beneficial Owner       Title of Class   Beneficially Owned Beneficially Owned
   -------------------     ------------------ ------------------ ------------------
   Dr. Romano Volta (1)... Series A Preferred       110,000              100%
    Hydra S.p.A.           Stock
    Via Massino D'Azeglio  Common Stock           1,990,735            14.64%
     57
    Bologna, Italy 40123

   L. Michael Hone (2).... Common Stock             923,805             7.21%
    502 Brookside Drive
    Andover, MA 01810

   Stadium Capital
   Management, LLC, and
   related parties (3).... Common Stock             723,300             6.01%
    430 Cowper Street--
     Suite 200
    Palo Alto, CA 94301

--------
(1) Hydra Investissements S.A. ("Hydra Investissements"), a Luxembourg corporation, is the record owner of 110,000 shares of Series A Preferred Stock and a warrant ("Warrant") to purchase 180,000 shares of Common Stock. The shares of Series A Preferred Stock are convertible into Common Stock at the rate of one share of Series A Preferred Stock for 12.5 shares of Common Stock (subject to adjustment in certain circumstances). As adjusted to reflect the conversion, Hydra Investissements owns beneficially 1,375,000 shares of Common Stock. The Warrant is currently exercisable and accordingly Hydra Investissements owns beneficially 180,000 shares of Common Stock. On its Schedule 13D dated September 22, 1997, filed with the Securities and Exchange Commission, Hydra Investissements reported that it has shared voting and dispositive power with respect to all of the 1,555,000 shares of Common Stock beneficially owned by it. Dr. Volta directly owns 425,985 shares of Common Stock with sole voting and dispositive power and may be deemed to be beneficial owner, with shared voting and dispositive power, of the 1,555,000 shares of Common Stock beneficially owned by Hydra Investissements by reason of the ownership by Hydra S.p.A. ("Hydra") of 100% of the capital stock of Hydra Investissements and the ownership by Dr. Volta of 50% of the capital stock of Hydra. Dr. Volta also beneficially owns 9,750 shares of Common Stock which are subject to options currently exercisable.
(2) Includes 660,726 shares subject to stock options held by Mr. Hone that are currently exercisable.
(3) Based on Schedule 13G filed on April 20, 2000, the Company has been advised that Stadium Capital Management, LLC, a Delaware limited liability company ("SCM"), has shared voting power and shared dispositive power with respect to 723,300 shares; Stadium Capital Partners, L.P., a California limited partnership ("SCP") , has shared voting power and shared dispositive power with respect to 723,300 shares; Alexander M. Seaver ("Seaver") has shared voting power and shared dispositive power with respect to 723,300 shares and Bradley R. Kent ("Kent") has shared voting power and shared dispositive power with respect to 723,300 shares. SCM is an investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares. SCP is a client of SCM. Seaver and Kent are the managers of SCM.

Security Ownership of Directors and Executive Officers

   Name of Beneficial                  Common Stock      Percent of Common Stock
   Owner                            Beneficially Owned     Beneficially Owned
   ------------------               ------------------   -----------------------
   Jay M. Eastman*.................       128,850(1)(2)            1.06%
   Robert S. Ehrlich*..............       349,466(1)(3)            2.87%
   Donald K. Hess*.................        45,920(1)                  +
   Thomas J. Morgan*...............        26,973(1)                  +
   James C. O'Shea*................        35,470(1)                  +
   Jack E. Rosenfeld*..............        50,746(1)(4)               +
   Robert C. Strandberg*...........       235,177(1)(5)            1.92%
   Justin L. Vigdor*...............        30,113(1)                  +
   Romano Volta*...................     1,990,735(1)(6)           14.64%
   Bert W. Wasserman*..............        53,250(1)                  +
   Linda J. Miller.................         3,611                     +
   Brad R. Reddersen...............        50,611(1)                  +
   William J. Woodard..............       106,810(1)                  +
   All directors and current
    executive officers as a group
    including those named above (25
    persons).......................     3,277,899(6)(7)           22.71%

--------
 *  Members of the Board of Directors of the Company.
 +  Less than 1%.
(1) Includes the following shares of Common Stock subject to acquisition by the exercise of stock options which are, or within 60 days after June 5, 2000 will be, exercisable and are therefore deemed under Securities and Exchange Commission regulations to be beneficially owned: Messrs. Hess, Morgan, O'Shea, Rosenfeld and Vigdor, 22,750 shares each; Mr. Ehrlich, 142,966 shares; Dr. Eastman, 115,328 shares; Mr. Reddersen, 46,250 shares; Mr. Strandberg, 191,034 shares; Mr. Wasserman, 3,250 shares; Mr. Woodard, 86,605 shares; Dr. Volta, 9,750 shares. Of these shares of Common Stock subject to acquisition by the exercise of stock options, the following shares are subject to options with an exercise price less than $8.45 per share: Dr. Eastman, 49,125 shares; Mr. Ehrlich, 57,778 shares; Messrs. Hess, Morgan, O'Shea, Rosenfeld and Vigdor, 6,500 shares; Mr. Reddersen, 46,250 shares; Mr. Strandberg, 186,346 shares; Mr. Woodard, 44,375 shares.
(2) Includes 3,121 shares held by Dr. Eastman's wife and 7,232 shares held by his son.
(3)  Includes 15,000 shares held by Ehrlich & Co., 80,000 shares held in the R.
     S. Ehrlich & Co. Pension Plan Trust (the pension plan for Ehrlich & Co.) and 50,000 shares held by Red Lion Enterprises, Inc. Mr. Ehrlich is the senior partner in Ehrlich & Co. and may be deemed to be in control of that partnership. Red Lion Enterprises, Inc. is a corporation wholly-owned by Mr. Ehrlich and his wife. Accordingly, Mr. Ehrlich may be deemed to beneficially own the shares owned by Ehrlich & Co., by the R.S. Ehrlich and Co. Pension Plan Trust, and by Red Lion Enterprises, Inc. Also includes 15,313 restricted shares.
(4) Includes 10,000 shares held by Solana Inc. (Pension Plan), a corporation wholly-owned by Mr. Rosenfeld and his wife. Accordingly, Mr. Rosenfeld may be deemed to beneficially own the shares owned by Solana Inc.
(5) Includes 32,813 restricted shares. (See "EXECUTIVE COMPENSATION--Summary Compensation Table"--Footnote (3)).
(6)  See Footnote (1) in beneficial ownership table above.
(7) Includes 843,766 shares subject to acquisition by the exercise of stock options which are, or within 60 days after June 5, 2000 will be, exercisable. Of these shares of Common Stock subject to acquisition by the exercise of stock options, 536,207 shares are subject to options with an exercise price less than $8.45 per share.

                             EXECUTIVE COMPENSATION

Summary Compensation Table

   The following table sets forth the cash compensation paid by the Company in Fiscal Years 1997--1999 as well as certain other compensation paid, awarded or accrued for those years to the Company's Chief Executive Officer and the other four highest-paid executive officers (collectively, the "Named Executive Officers") during the 1999 fiscal year.

                                                             Long-Term Compensation
                                  Annual Compensation                Awards
                              ------------------------------ ------------------------
                                                     Other
                                                    Annual   Restricted   Securities
        Name and                                    Compen-     Stock     Underlying      All Other
   Principal Position    Year  Salary     Bonus(1) sation(2)  Awards(3)     Options    Compensation(4)
   ------------------    ---- --------    -------- --------- -----------  -----------  ---------------
Robert C.
 Strandberg(5).......... 1999 $319,800    $152,208 $ 50,442           --       37,500      $ 5,000
 President and Chief     1998  165,000(6)  133,380  132,170   $   403,125         --         4,500
 Executive Officer       1997   80,460(6)      --    64,345           --      298,846          --
William J. Woodard...... 1999 $199,307    $ 75,500 $ 37,243           --        6,500      $55,000
 Vice President, Chief   1998  179,384     156,690   59,704           --          --         5,000
 Financial Officer and   1997  160,000         --    26,710           --       30,000        3,139
 Treasurer
William L. Parnell,
 Jr.(7)................. 1999 $215,031    $ 81,540 $152,304           --        7,500      $ 5,000
 Chief Operating Officer 1998  187,445     142,758      --            --          --         4,850
 and                     1997  169,386       1,597      --            --       30,000        4,750
 Senior Vice President
Linda J. Miller(8)...... 1999 $179,308    $ 67,950      --            --       33,750          --
 Senior Vice President   1998  113,846     121,496      --            --       35,000          --
 and General Manager
Brad R. Reddersen....... 1999 $194,661    $ 51,529      --            --        5,000      $ 4,000
 Vice President, Chief   1998  184,784     140,634      --            --          --         4,620
 Technology Officer      1997  170,836       1,597      --            --       30,000        4,393

--------
1. For 1999, the amounts in this column reflect annual incentive awards under the Company's Management Incentive Plan ("MIP"). For 1998, the amounts in this column reflect annual incentive awards under the Company's MIP and/or bonus payments made in lieu of stock options. The amounts of the MIP awards and the bonus in lieu of options, respectively, for 1998 were as follows:

                                                 MIP    Bonus in Lieu of Options
                                               -------- ------------------------
       R. Strandberg.......................... $133,380             --
       W. Woodard............................. $ 66,690         $90,000
       W. Parnell............................. $ 48,758         $94,000
       L. Miller.............................. $ 41,496         $80,000
       B. Reddersen........................... $ 48,032         $92,602

    Messrs. Parnell and Reddersen had been executive officers of Spectra-Physics Scanning Systems, Inc. ("Spectra") prior to its acquisition by the Company on July 12, 1996. Bonus amounts for 1997 for Messrs. Parnell and Reddersen were payable pursuant to Spectra's Phantom Stock Option Plan.
2. Except as noted, none of the Named Executive Officers received personal benefits in excess of the lesser of $50,000 or 10% of such individual's reported salary and bonus for 1999, 1998 or 1997. The amounts in this column for 1999 include the following: Mr. Strandberg--$50,442 for automobile expenses, club membership dues and fees, and premiums on enhanced life and disability insurance policies; Mr. Woodard--$37,243 for automobile expenses, club membership dues and fees, and premiums on enhanced life and disability insurance policies; Mr. Parnell--$130,170 for relocation expenses and other amounts for automobile expenses and premiums on enhanced life and disability insurance policies, and a related tax gross-up.
    The amounts in this column for 1998 include the following: Mr. Strandberg-- $97,412 for relocation expenses and other amounts for automobile expenses, club membership dues and fees, premium on enhanced life and disability insurance policies, and a related tax gross-up; Mr. Woodard--$15,779 for automobile expenses, $23,728 for club membership dues and fees and other amounts for premiums on enhanced life and disability insurance policies, and a related tax gross-up.

    The amounts in this column for 1997 include the following: Mr. Strandberg-- $47,516 for relocation expenses and other amounts for automobile expenses and premiums on enhanced life and disability insurance policies; Mr. Woodard--$15,641 for automobile expense and $11,069 for premiums on enhanced life and disability insurance policies and club membership dues.
3. Restricted stock awards are valued in the table above at their fair market value based on the closing price for the Company's Common Stock as reported by The Nasdaq Stock Market on the date of award. On March 25, 1998, Mr. Strandberg was awarded 37,500 restricted shares. The closing price of the Company's Common Stock on that date was $10.75. At the end of the 1998 fiscal year, the fair market value of Mr. Strandberg's restricted stock holdings was $356,250, based upon the closing price of the Company's Common Stock on December 31, 1998 of $9.50. The restrictions on 50% of such shares will lapse in four equal annual installments on March 25, 1999, March 25, 2000, March 25, 2001 and March 25, 2002 so long as Mr. Strandberg is an officer on such dates. The restrictions on the other 50% of the shares will not lapse unless and until certain performance levels for the Company's shares are attained--with respect to 6,250 shares, at such time as the trading price of the Company's Common Stock equals or exceeds $14.30 per share for seven consecutive days at any time prior to March 25, 2002; with respect to 6,250 shares, at such time as the trading price of the Company's Common Stock equals or exceeds $16.87 per share for seven consecutive days at any time prior to March 25, 2002; and with respect to 6,250 shares, at such time as the trading price of the Company's Common Stock equals or exceeds $19.57 per share for seven consecutive days at any time prior to March 25, 2002. If the trading price of the shares does not reach the specified performance levels by March 25, 2002, all shares still subject to the restrictions will be returned to or canceled by the Company.
4. The amount in this column for 1999 consists of the following: The Company's matching contributions to its 401(k) Plan as follows: Mr. Strandberg-- $5,000; Mr. Woodard--$5,000; Mr. Parnell--$5,000; Mr. Reddersen--$4,000. In
    addition, Mr. Woodard received a cash award for $50,000 in order to exercise stock options pursuant to a program adopted by the Board in 1999 designed to encourage an increase in the ownership of the Company's Common Stock by management. As conditions to the receipt of such award, any executive officer electing to receive the award would be required to hold the stock acquired upon the exercise of the stock option for a minimum period of three years and the size of such officer's annual stock option grant for 1999 would be reduced. Mr. Woodard elected to receive this special cash award and, accordingly, also received a reduced annual stock option grant.
    The amounts in this column for 1998 consist of the following: The Company's matching contributions to its 401(k) Plan as follows: Mr. Strandberg-- $4,500; Mr. Woodard--$5,000; Mr. Parnell--$4,850; Mr. Reddersen--$4,620.
    The amounts in this column for 1997 consist of the following: The Company's matching contributions to its 401(k) Plan as follows: Mr. Woodard--$3,139; Mr. Parnell--$4,750; Mr. Reddersen--$4,393.
5.  Mr. Strandberg become the President and Chief Executive Officer on April
    30, 1997. He joined the Company as Executive Vice President in November
    1996.
6. The amount set forth as salary for 1998 represents the cash payment to Mr. Strandberg for the period June 1, 1998 through December 31, 1998 and the amount set forth for 1997 represents the cash payment to Mr. Strandberg for the period January 1, 1997 through May 31, 1997. Pursuant to this
    Employment Agreement, Mr. Strandberg elected to receive all of his base salary ($240,000) for the period between June 1, 1997 and May 31, 1998 in the form of stock options. Accordingly, on June 2, 1997, Mr. Strandberg received a stock option to purchase 73,846 shares at an exercise price of $6.50 per share (the fair market value of the Company's Common Shares on the date of grant). Said option vested in four equal quarterly installments on August 31, 1997, November 30, 1997, February 28, 1998 and May 31, 1998 and, as amended, expires on December 31, 2000.
7.  Mr. Parnell left the Company on January 11, 2000.
8.  Ms. Miller became Senior Vice President and General Manager in May 1999.
    She joined the Company as Vice President, Marketing in April 1998.

Option Grants in Fiscal 1999

                                    Percentage                         Potential Realizable Value
                                     of Total                           at Assumed Annual Rates
                                     Options   Exercise or            of Stock Price Appreciation
                                    Granted to Base Price                  for Option Term(1)
                                    Employees    ($ per    Expiration ----------------------------
Name                     Granted    in 1999(2)  share)(3)   Date(4)        5%            10%
----                     -------    ---------- ----------- ---------- ------------- --------------
Robert C. Strandberg.... 37,500(5)     8.7%      $8.625      3/25/04  $      89,360 $       97,462
William J. Woodard......  6,500(6)     1.5%      $6.750     10/25/04  $      12,122 $       26,786
William L. Parnell,
 Jr. ...................  7,500(6)     1.7%      $6.750     10/25/04  $      13,987 $       30,907
Linda J. Miller.........  7,500(6)     1.7%      $6.750     10/25/04  $      13,987 $       30,907
                         26,250(7)     6.1%      $7.094      12/6/04  $      51,448 $      113,688
Brad R. Reddersen.......  5,000(6)     1.2%      $6.750     10/25/04  $       9,325 $       20,605

--------
1. The potential realizable value portion of the table illustrates the value that might be realized upon exercise of the options immediately prior to the expiration of their term, assuming the specified compounded rates of appreciation of the Company's Common Stock over the term of the options. This hypothetical value is based entirely on assumed annual growth rates of 5% and 10% in the Company's stock price over the term of the options granted in 1999. The assumed rates of growth were selected by the Securities and Exchange Commission for illustration purposes only, and are not intended to predict future performance and prospects. These numbers do not take into account provisions of certain options providing for termination of the option following termination of employment, nontransferability or vesting over various periods.
2. Percentages indicated are based on a total of 432,000 options granted to 106 employees during 1999.
3. The exercise price per share is 100% of fair market value of the Company's Common Stock on the date of grant.
4.  All stock options expire five years from the date of grant.
5.  See Severance Agreements--Robert C. Strandberg.
6. Options are exercisable in four equal annual installments commencing one year from the date of grant.
7. Represents options granted in 1999 to replace 35,000 options initially granted on April 6, 1998 at $10.875. The options will not vest or become exercisable unless and until certain performance levels for the Company's Common Stock are attained--one-third will vest at such time as the Fair Market Value of the Company's Common Stock equals or exceeds $9.44 per share for seven consecutive days; one-third will vest at such time as the Fair Market Value of the Company's Common Stock equals or exceeds $11.14 per share for seven consecutive days; and one-third will vest at such time as the Fair Market Value of the Company's Common Stock equals or exceeds $12.91 per share for seven consecutive days. If the specified performance goals are not reached, the options will nevertheless become fully exercisable after June 6, 2004 in order to maintain favorable accounting treatment.

Aggregated Option Exercises in 1999 and 1999 Year-End Option Values

                                                                             Value of Unexercised
                                                   Number of Unexercised         In-the-money
                           Shares                   Options at 12/31/99     Options at 12/31/99 (1)
                         Acquired on    Value    ------------------------- -------------------------
Name                      Exercise   Realized(2) Exercisable Unexercisable Exercisable Unexercisable
----                     ----------- ----------- ----------- ------------- ----------- -------------
Robert C. Strandberg....      --          --       186,346      200,000     $139,615     $134,375
William J. Woodard......   15,000      $8,445       86,605       20,250     $ 18,125     $ 12,188
William L. Parnell,
 Jr.....................      --          --        46,250       26,250     $ 25,625     $ 15,313
Linda J. Miller.........      --          --           --        33,750          --      $ 12,064
Brad R. Reddersen.......      --          --        46,250       23,750     $ 25,625     $ 13,750

--------
1. An individual, upon exercise of an option, does not receive cash equal to the amount contained in the Value Realized column of this table. Instead, the amounts contained in the Value Realized column reflect the increase in the price of the Company's Common Stock from the option grant date to the option exercise date. Value is calculated based on the difference between the option price and the closing market price of the Common Stock shares on the date of exercise multiplied by the number of shares to which the exercise relates. No cash is realized until the shares received upon exercise of an option are sold.
2. The closing price for the Company's Common Stock as reported by The Nasdaq Stock Market on December 31, 1999 was $7.375. Value is calculated on the basis of the difference between the option price and $7.375 multiplied by the number of shares of Common Stock underlying the option. An option is in-the-money if the market value of the Common Stock subject to the option exceeds the option price.

   In 1999, the Company offered two executive officers the opportunity to exchange certain options for new options. The new options reduced the number of shares underlying the original grants of options by 25%, lowered the exercise price, reduced the option term from ten years to five years and established a new performance-based vesting and exercise schedule.

   The following table sets forth certain information concerning the repricing of stock options by the named executive officers and any other executive officer during the last ten fiscal years.

                         TEN YEAR OPTION/SAR REPRICINGS

                                  Number of                                                    Length of
                                 Securities                             Exercise            Original Option
                                 Underlying  Number  Market Price of    Price at            Term Remaining
                                   Options   of New  Stock at Time of   Time of      New      At Date of
                                 Repriced or Options   Repricing or   Repricing or Exercise  Repricing or
Name                      Date     Amended   Granted    Amendment      Amendment    Price      Amendment
----                     ------- ----------- ------- ---------------- ------------ -------- ---------------
Linda J. Miller (1)..... 12/6/99   35,000    26,250       $7.094        $10.875     $7.094   8 1/3 years
Senior Vice President
 and
General Manager

Matt D. Schler (1)...... 12/6/99   50,000    37,500       $7.094        $10.375     $7.094   7 11/12 years
Vice President,
 Engineering and
Product Development

--------
1. The options granted to Ms. Miller and Mr. Schler will not vest or become exercisable unless and until certain performance levels for the Company's Common Stock are attained--one-third will vest at such time as the Fair Market Value of the Company's Common Stock equals or exceeds $9.44 per share for seven consecutive days; one-third will vest at such time as the Fair Market Value of the Company's Common Stock equals or exceeds $11.14 per share for seven consecutive days; and one-third will vest at such time as the Fair Market Value of the Company's Common Shares equals or exceeds $12.91 per share for seven consecutive days. If the specified performance goals are not reached, the options will nevertheless become fully exercisable after June 6, 2004 in order to maintain favorable accounting treatment. Each option will expire on December 6, 2004.

Severance Agreements

 Robert C. Strandberg

   Effective June 2, 1998, the Company entered into a new Employment Agreement with Mr. Strandberg, which was amended in December 1998 and July 1999 (the Employment Agreement, as amended, is referred to as the "Strandberg Agreement"), and which will expire on December 31, 2000 (the "Initial Term"). However, unless written notice is given to the contrary by either the Company or Mr. Strandberg at least 75 days prior to the expiration date, the employment period will automatically be extended for additional one-year terms (each an "Additional Term"). Under the Strandberg Agreement, Mr. Strandberg will receive an annual base salary of

$336,000 or such increased amount as may be determined by the Board from time to time. In addition, under the Strandberg Agreement, if certain performance goals and targets determined annually by the Company's Board of Directors for the Company's Management Incentive Plan ("MIP") are met, Mr. Strandberg will be entitled to receive a performance bonus for that year ranging from 40% to 170% of his base salary with no performance bonus if the performance goal is not achieved in a particular year. Mr. Strandberg is also eligible to participate in employee benefit plans generally made available by the Company to its executive officers.

   If Mr. Strandberg's services are terminated without cause (as defined below), the Company will continue to pay him for a period of one year his base salary and all current health, dental, life and accidental death and dismemberment insurance benefits.

   In the event Mr. Strandberg terminates his employment for any reason within 90 days after the occurrence of a Change-in-Control (as defined below) or in the event of the termination of employment of Mr. Strandberg within the two-year period following a Change-in-Control (as defined below), and such termination is (i) by the Company for any reason other than Termination for Cause (as defined below), death or disability, or (ii) by Mr. Strandberg for "Good Reason" (as defined below), the Company will pay Mr. Strandberg over a period of three years following such termination an amount equal to the product of the sum of (x) Mr. Strandberg's base salary at the annual rate then in effect and (y) the highest annual bonus paid to Mr. Strandberg under the Company's current Management Incentive Plan in the three full fiscal years preceding termination multiplied by 2.9. In addition, Mr. Strandberg will be immediately vested in any retirement, incentive, restricted stock, or option plans or agreements then in effect and the Company will continue to provide Mr. Strandberg with his then current health, dental, life and accidental death and dismemberment insurance benefits for a period of three years.

   If any of the payments to Mr. Strandberg are considered "excess parachute payments" as defined in Section 280G of the Internal Revenue Code, the payments will be reduced to avoid such a characterization.

   The Strandberg Agreement contains confidentiality provisions and a covenant not-to-compete for a period of 24 months after the expiration of the Initial Term and the Additional Term, if any.

   Pursuant to the Strandberg Agreement, in March 1998 Mr. Strandberg received an award of 37,500 restricted shares which cannot be sold, transferred or otherwise disposed of until the restrictions lapse. See Footnote (3) to the Summary Compensation Table for further details with respect to the restricted shares. Pursuant to the Strandberg Agreement, on March 25, 1999, Mr. Strandberg received an option for 37,500 shares of Common Stock at an exercise price of $8.625 per share (the Fair Market Value of the Company's Common Stock on the date of grant). This option replaced the award of 37,500 restricted shares which would have been awarded on March 25, 1999 and represents a 50% reduction in the size of the option grant to which he otherwise would have been entitled. Of the 37,500 stock options granted, options for 18,750 shares will vest as follows: 4,688 on March 25, 2000; 4,687 on March 25, 2001; 4,688 on March 25,
2002; and 4,687 on March 25, 2003. The options for the remaining 18,750 shares will not vest unless and until certain performance levels for the Company's Common Stock are attained--with respect to 6,250 shares, at such time as the Fair Market Value of the Company's Common Stock equals or exceeds $11.47 per share for seven consecutive days; with respect to 6,250 shares, at such time as the Fair Market Value of the Company's Common Stock equals or exceeds $13.53 per share for seven consecutive days; and with respect to 6,250 shares, at such time as the Fair Market Value of the Company's Common Stock equals or exceeds $15.70 per share for seven consecutive days. If the specified performance goals are not reached, the options will nevertheless become fully exercisable after December 1, 2003 in order to maintain favorable accounting treatment. The options will expire on March 25, 2004.

   Pursuant to the Strandberg Agreement, effective as of March 25, 2000, Mr. Strandberg received an option for 37,500 shares of Common Stock, at an exercise price of $6.00 per share (the Fair Market Value of the

Company's Common Stock on the date of grant). This option represented a 50% reduction in the size of the option grant to which he otherwise would have been entitled pursuant to his Agreement. Of the 37,500 stock options granted, options for 18,750 shares will vest as follows: 4,688 on March 25, 2001; 4,687 on March 25, 2002; 4,688 on March 25, 2003; and 4,687 on March 25, 2004. The
remaining 18,750 shares will not vest unless and until certain performance levels for the Company's Common Stock are attained--with respect to 6,250 shares, at such time as the Fair Market Value of the Company's Common Stock equals or exceeds $7.98 per share for seven consecutive days; with respect to 6,250 shares, at such time as the Fair Market Value of the Company's Common Stock equals or exceeds $9.41 per share for seven consecutive days and with respect to 6,250 shares, at such time as the Fair Market Value of the Company's Common Stock equals or exceeds $10.92 per share for seven consecutive days. If the specified performance goals are not reached, the options will nevertheless become fully exercisable after December 1, 2004 in order to maintain favorable accounting treatment. The options will expire on March 25, 2005.

Severance/Change-in-Control Agreements

   Severance/Change-in-Control Agreements have been entered into with all senior executive officers, including Messrs. Parnell, Reddersen and Woodard and Ms. Miller, in order to assure the Company of the continued services of those executives to the Company in an effective manner without distraction by reason of the possibility of a termination of employment by the Company or a change in control of the Company. In general, all provide that in the event of the termination of the executive's employment by the Company, for any reason other than Termination for Cause (as defined below), death, disability or a Change-in-Control (as defined below), the Company will continue to pay the executive for a period of one year following such termination an amount equal to the executive's salary at the annual rate then in effect. In addition, the Company will provide the executive with the executive's then current health, dental, life and accidental death and dismemberment insurance benefits for a period of one year following such termination. Each agreement also contains a covenant not-to-compete during the one-year period in which severance benefits are being paid. In the event of the termination of the executive's employment within the two-year period following a Change-in-Control (as defined below) of the Company, and such termination is (i) by the Company for any reason other than Termination for Cause (as defined below) or (ii) by the executive if the executive terminates such employment for Good Reason (as defined below), or, in the case of Mr. Woodard, in addition, if he terminates his employment for any reason within 90 days after the occurrence of a Change-in-Control (as defined below), the Company will pay the executive either over a period of three years or in a lump sum payment an amount equal to the product of the sum of (x) the executive's salary at the annual rate then in effect and (y) the highest annual bonus paid to the executive under the Company's current Management Incentive Plan or any successor plan in the three full fiscal years preceding termination multiplied by 2.9. In addition, the executive will be immediately vested in any retirement, incentive or option plans then in effect and the Company will continue to provide the executive with his or her then current health, dental, life and accidental death and dismemberment insurance benefits for a period of three years.

   If any of the payments to the executive are considered "excess parachute payments" as defined in Section 280G of the Internal Revenue Code, the payments will be reduced to avoid such a characterization.

   Certain Definitions. As used in the Ehrlich Agreement, the Strandberg Agreement and the Severance/ Change-in-Control Agreements:

     (a) Change-in-Control generally means the acquisition of 30% of the Company's voting securities (20% in the Strandberg Agreement), or a change of one-third of the incumbent Board of Directors without the prior approval of the members of the incumbent Board of Directors, or the merger or consolidation of the Company with another corporation where the shareholders of the Company would not, immediately after the merger or consolidation, own at least 50% of the voting securities of the corporation issuing the cash or securities in the merger or consolidation, or the sale of substantially all of the assets of the Company.

     (b) Termination for Cause generally means the termination of the employment of an officer because the officer has failed or refused to perform such services as may reasonably be delegated to the officer consistent with the officer's position, or has been grossly negligent in connection with the performance of his or her duties, or has committed acts involving dishonesty, willful misconduct, breach of fiduciary duty, fraud, or any similar offense which materially affects the officer's ability to perform his or her duties for the Company or may materially adversely affect the Company, or has been convicted of a felony.

     (c) Good Reason generally means an officer's annual rate of salary is reduced from the annual rate then currently in effect or the officer's other employee benefits are in the aggregate materially reduced from those then currently in effect, (unless such reduction of employee benefits applies to employees of the Company), or the officer's place of employment is moved from its then current location, or the officer is assigned duties that are demeaning or are otherwise materially inconsistent with the duties then currently performed by the officer.

     (d) Termination without Cause generally means the termination of the employment of an officer for reasons other than death, disability, termination for cause or termination upon Change-in-Control.

Severance Payments

   In fiscal 1999, the Company, pursuant to a Severance Agreement dated April 30, 1997, paid L. Michael Hone, the Company's former Chairman of the Board and Chief Executive Officer, who currently owns beneficially more than 5% of the Company's Common Stock, $232,917 and forgave $166,791 of indebtedness.

   William L. Parnell, Jr., the Company's Chief Operating Officer and Senior Vice President, left the Company on January 11, 2000. Pursuant to his Severance/Change-in-Control Agreement, as amended, the Company will pay him until January 11, 2001, in 26 equal installments, an amount equal to his annual base salary ($216,000) and will continue to provide him with health, dental, life and accidental death and dismemberment insurance benefits for a period of one year (until January 11, 2001). In addition, the exercise period within which he may exercise his vested stock options has been extended until January 11, 2001. During the one-year period in which Mr. Parnell is receiving payments and benefits, he remains subject to the confidentiality, non-competition and non-solicitation provisions contained in his Agreement.

Certain Relationships and Related Transactions

   In 1999, the Company paid approximately $353,000 to Boylan, Brown, Code, Vigdor & Wilson, LLP for legal services rendered. Justin L. Vigdor, a director, is a member of that firm and Martin S. Weingarten, Secretary of the Company, is of counsel to that firm.

               REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD
                     OF DIRECTORS ON EXECUTIVE COMPENSATION

   The Compensation Committee of the Board of Directors (the "Committee"), consisting entirely of non-employee directors (Messrs. O'Shea (Chairman), Morgan, Rosenfeld and Volta) approves all of the policies under which compensation is paid or awarded to the Company's executive officers.

   The Company's executive compensation policy is intended (i) to support the attainment of the Company's long and short-term strategic and financial objectives; (ii) to provide a competitive total compensation program that enables the Company to attract, motivate and retain the key executives needed to accomplish the Company's goals; (iii) to provide variable compensation opportunities that are directly related to the performance of the Company; (iv) to align executive compensation with growth in shareholder value; and (v) to recognize and reward executives for their contributions and commitment to the growth and profitability of the

Company. The Compensation Committee believes this policy is generally best accomplished by providing a competitive total compensation package, a significant portion of which is variable and at risk and related to established performance goals.

   To maintain a competitive level of compensation, the Company and the Committee periodically utilize the services of independent compensation consultants to analyze compensation data for high technology companies with revenues of $250 million and to recommend plan designs and guidelines and compensation strategies. Such consultants were engaged in 1999 to assist the Company.

   The Company's compensation program for executive officers consists of the following key elements: base salary, annual cash incentives and equity-based incentives. Salary and annual incentive payments are mainly designed to reward current and past performances. Equity-based incentives are primarily designed to provide strong incentives for long-term future performance. The components of the compensation program for executives are described below.

   Base Salary: Base salaries and increases for executive officers, other than Mr. Strandberg, are determined by the Chief Executive Officer within the guidelines established by the Committee and are based upon the officer's current performance, experience, the scope and complexity of his or her position within the Company and the external competitive marketplace for comparable positions at peer companies. Base salaries are designed to be competitive, generally at the median or 50th percentile, as compared to salary levels for equivalent executive positions in comparable companies and are normally reviewed annually.

   Annual Incentive: A substantial portion of each executive officer's compensation is variable and tied to Company performance.

   In 1997, the Committee adopted a new Management Incentive Plan (the "MIP") which is applicable to all of the Company's key executives and department managers. The MIP provides cash incentive awards based upon overall performance by the Company as measured by return on capital employed ("ROCE") and sales growth. ROCE is defined as operating income divided by net average capital as reported in the Company's financial statements. Sales growth is defined as the percentage increase of current fiscal year revenue over the preceding fiscal year revenue. If the target is achieved, awards varying from 10% to 60% of base salary will be paid. Below a threshold level of performance, no awards will be granted. If the target is surpassed, awards increase, depending on the percentage of target achieved. The incentive percentage for an employee is based upon position in the Company and is based upon market comparisons. Each year the Committee establishes the specific ROCE and sales growth targets for that year and the weighting factor to be given to each. After the end of the fiscal year, the Committee confirmed that the threshold level of performance had been surpassed, that, based on performance against the ROCE and sales growth measures, 75.5% of the targeted payout had been achieved and that the annual bonuses, at reduced percentages, could therefore be paid. Accordingly, awards aggregating $1,017,018 and varying from 7.6% to 45.3% of an individual's base salary were paid to 48 MIP participants for 1999.

   Equity-Based Incentives/Reduction in 1999 Grants: Stock options are granted to aid in the retention of key employees and to align the interests of key employees with those of the shareholders. Stock option grants are discretionary and reflect the current performance and continuing contribution of the individual to the success of the Company. The Committee is responsible for determining the individuals to whom grants should be made, the time of the grants and the number of shares subject to each option. Stock options are granted with an exercise price equal to the fair market value of the Company's Common Shares on the date of grant. Any value received by the executive from an option grant depends completely upon increases in the price of the Company's Common Shares. Consequently, the full value of an executive's compensation package cannot be realized unless an appreciation in the price of the Company's Common Shares occurs over a period of years.

   After reviewing various studies and reports by independent compensation consultants, the Committee in September 1997 adopted certain stock option guidelines. Each participant is assigned a stock option target based on his or her level and base salary. The stock option target is based on competitive market information regarding ongoing standard option grants by position level in high technology companies, as reported in an annual report on executive compensation prepared by an independent compensation source. Targeted option grants are designed to be competitive and will approximate the median or 50th percentile, as compared to option grants for equivalent positions at other global technology companies. The option grant target is expressed as a percentage of each individual's base salary and ranges from 40% of base salary for an individual contributor to 150% of base salary for senior vice presidents to 200% of base salary for the Chief Executive Officer. The stock option target is not a guarantee. The actual award may be smaller or larger depending on a number of factors including the available stock option pool, the type of option awarded (standard time vesting vs. performance-based), and the individual's performance as assessed by senior management and the Board.

   In 1999, no stock options to current officers and key employees were granted at the targeted level. In order to reduce the dilutive effect on earnings per share caused by the granting of stock options, the Board, in 1999, adopted a policy to minimize the number of outstanding stock options by restricting the annual grants of stock options to officers and key employees to approximately 2% of the Company's outstanding shares. To implement this policy, the Board provided for an across-the-board 50% reduction in the size of grants to all current officers and key employees. In addition, all non-employee directors agreed to a 50% reduction in the size of their annual NEDSO grant and Messrs. Ehrlich and Strandberg agreed to amend their respective agreements with the Company and accept a 50% reduction in the size of the equity grants to which they otherwise would have been entitled.

 Award to Exercise Stock Options

   In order to encourage an increase in the ownership of the Company's Common Stock by management, the Board, in 1999, offered the Company's executive officers the opportunity to receive a cash award for the purpose of using the after-tax proceeds to exercise stock options. As conditions to the receipt of such bonus, any executive officer electing to receive the award would be required to hold the stock acquired upon the exercise of the stock option for a minimum period of three years and the size of such officer's annual stock option grant for 1999 would be reduced. Mr. Woodard elected to receive this special cash award. See "Executive Compensation--Summary Compensation Table, Table of Option Grants in 1999 and Table of Aggregate Option Exercises in 1999 and 1999 Year-End Option Values."

 Option Repricing

   Recognizing that certain key executive officers held stock options with option prices significantly higher than the current market value of the Company's Common Stock, thereby negating the incentives and retention power associated with such options, the Committee decided in December 1999 to offer two officers the opportunity to exchange certain options for new options. The new options reduced the number of shares underlying the original grants of options by 25%, lowered the exercise price to $7.094, the fair market value on the effective date of the exchange, established a new option term of five years and established a new performance-based vesting and exercise schedule. See "Option Repricing and Ten-Year Option Repricing Table."

 CEO Compensation

   The compensation of the Chief Executive Officer reflects the same elements as the compensation of the other executive officers. A new employment agreement was entered into with Mr. Strandberg effective June 2, 1998. As amended on July 13, 1999 following a Performance Review by the Executive and Compensation Committees, Mr. Strandberg's base salary was increased from $300,000 to $336,000, which is below the median level of high technology companies with revenues of $250 million. Mr. Strandberg's bonus for 1999 was determined under the MIP and he earned a bonus of $152,208, which represents approximately 45% of his base salary. In 1999, he received a stock option for 37,500 shares, which represented a 50% reduction in the size of the grant to which he was otherwise entitled by his employment agreement. Mr. Strandberg voluntarily accepted this reduction in order to be treated in the same manner as other officers and employees. See "Executive Compensation--Severance Arrangements-- Robert C. Strandberg."

 Tax Considerations

   Section 162(m) of the Internal Revenue Code generally limits the corporate tax deduction for compensation paid to the Named Executive Officers to $1,000,000 each. However, compensation is exempt from this limit if it qualifies as "performance-based compensation". The Compensation Committee has carefully considered the impact of this tax code provision and its normal practice is to take such action as is necessary to preserve the Company's tax deduction. The Committee believes that all of the Company's 1999 compensation expense will be deductible for federal income tax purposes.

   Although the Compensation Committee will continue to consider deductibility under Section 162(m) with respect to future compensation arrangements with executive officers, deductibility will not be the sole factor used in determining appropriate levels or methods of compensation. Since Company objectives may not always be consistent with the requirements for full deductibility, the Company may enter into compensation arrangements under which payments are not deductible under Section 162(m). It is not expected that the compensation of any executive officer will exceed $1,000,000 in fiscal 2000.

                                             Compensation Committee

                                             James C. O'Shea, Chairman
                                             Thomas J. Morgan
                                             Jack E. Rosenfeld
                                             Romano Volta

                          CORPORATE PERFORMANCE GRAPH

   The following graph reflects a comparison of the cumulative total return of the Company's Common Stock from December 31, 1994 through December 31, 1999, with the Standard and Poor's 500 Index and the Standard and Poor's Technology Sector Index. Comparisons of this sort are required by the Securities and Exchange Commission and, therefore, are not intended to forecast or be indicative of possible future performance of the Company's Common Stock. The graph assumes that $100 was invested on December 31, 1994 in each of the Company's Common Stock, the Standard and Poor's 500 Index and the Standard and Poor's Technology Sector Index and that all dividends were reinvested.

                                   [GRAPH]

                                   COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN*
                                           AMONG PSC INC., THE S&P 500 INDEX
                                          AND THE S&P TECHNOLOGY SECTOR INDEX

                                                     FISCAL YEARS

                Dec. 31, 1994   Dec. 31, 1995   Dec. 31, 1996   Dec. 31, 1997   Dec. 31, 1998   Dec. 31, 1999
                -------------   -------------   -------------   -------------   -------------   -------------
PSC Inc.             100%             71%             55%            101%             73%             57%

S&P 500              100%            138%            169%            226%            290%            351%

S&P Technology       100%            144%            204%            258%            446%            781%
Sector

* $100 INVESTED ON 12/31/94 IN STOCK OR INDEX - INCLUDING REINVESTMENT OF DIVIDENDS. FISCAL YEAR ENDING DECEMBER 31.